Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Three Months Ended March 31, 2013

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Silver Wheaton Corp.’s (“Silver Wheaton” or the “Company”) unaudited condensed interim consolidated financial statements for the three months ended March 31, 2013 and related notes thereto which have been prepared in accordance with IAS 34, Interim Financial Reporting  (“IAS 34”).  In addition, the following should be read in conjunction with the 2012 audited consolidated financial statements, the related MD&A and the 2012 Annual Information Form as well as other information relating to Silver Wheaton on file with the Canadian securities regulatory authorities and on SEDAR at www.sedar.com.  This MD&A contains “forward looking” statements that are subject to risk factors set out in the cautionary note contained on page 33 of this MD&A. All figures are presented in United States dollars unless otherwise noted.  This MD&A has been prepared as of May 10, 2013.

Highlights

•
Attributable silver equivalent production for the three months ended March 31, 2013 of 8.0 million ounces (6.3 million ounces of silver and 32,200 ounces of gold) representing an increase of 20% over the comparable period of 2012.

•
Attributable silver equivalent sales for the three months ended March 31, 2013 of 6.9 million ounces (6.0 million ounces of silver and 16,900 ounces of gold) representing an increase of 13% over the comparable period of 2012.

•	Revenue for the three months ended March 31, 2013 of $205.8 million compared with $199.6 million for the comparable period in 2012, representing an increase of 3%.

•
Net earnings for the three months ended March 31, 2013 of $133.4 million ($0.38 per share) compared with $147.2 million ($0.42 per share) for the comparable period in 2012, representing a decrease of 9%.

•
Operating cash flows for the three months ended March 31, 2013 of $165.6 million ($0.47 per share¹) compared with $163.8 million ($0.46 per share¹) for the comparable period in 2012, representing an increase of 1%.

•
On May 10, 2013, the Board of Directors declared a dividend in the amount of $0.12 per common share as the result of an amended dividend policy whereby the quarterly dividend will be equal to 20% of the average of the previous four quarters operating cash flow, with a gradual implementation.  This dividend is payable to shareholders of record on May 23, 2013 and is expected to be distributed on or about May 31, 2013.

•	Average cash costs² for the three months ended March 31, 2013 of $4.39 per silver equivalent ounce compared with $4.08 per silver equivalent ounce for the comparable period in 2012.

•	Cash operating margin³ for the three months ended March 31, 2013 of $25.33 per silver equivalent ounce compared with $28.51 per silver equivalent ounce for the comparable period in 2012.

•
As at March 31, 2013, approximately 4.1 million payable silver equivalent ounces attributable to the Company have been produced at the various mines and will be recognized in future sales as they are delivered to the Company under the terms of their contracts.  This represents an increase of 0.3 million payable silver equivalent ounces during the three month period ended March 31, 2013.

•
As per Barrick Gold Corporation’s (“Barrick”) first quarter 2013 MD&A, on April 9, 2013, the Copiapó Court of Appeals in Chile granted a request for a preliminary injunction to suspend construction activities on the Chilean side of its Pascua-Lama project pending a hearing on a constitutional rights action filed in September of 2012.  The action alleges noncompliance with the environmental requirements of the project’s Chilean environmental approval.  Barrick also stated that, upon confirming the court order, they took immediate steps to suspend construction activities in Chile, which includes work on the primary crusher and the Chilean side of the tunnel that conveys ore from Chile to Argentina.  Construction in Argentina, where the majority of Pascua-Lama’s critical infrastructure is located, including the process plant and tailings storage facility, has not been affected. Barrick has stated that until they have clarity on the regulatory and legal aspects, they are unable to fully assess the impact on the capital budget, operating costs and schedule

___________________________________
1 Refer to discussion on non-IFRS measure (i) on page 19 of this MD&A.
2 Refer to discussion on non-IFRS measure (ii) on page 20 of this MD&A.
3 Refer to discussion on non-IFRS measure (iii) on page 21 of this MD&A.
SILVER WHEATON 2013 FIRST QUARTER REPORT [1]

of the project. Barrick has also stated that if resumption of construction activities in Chile, including the prestripping, is delayed beyond late 2013, or if such development alternative is determined not to be feasible, there could be a significant change to the mine plan and an impact on the capital cost and production schedule of the project.  Barrick is currently evaluating all alternatives in light of the uncertainties associated with the legal and regulatory actions and the current environment, including the possibility of suspending the project.

•
On February 28, 2013, the Company announced that it had entered into a definitive agreement to acquire from Vale S.A. ("Vale") an amount of gold equal to 25% of the life of mine gold production from its Brazilian Salobo mine, as well as 70% of the gold production, for a 20 year term, from certain of its Canadian Sudbury mines.

•
On March 19, 2013, the Company announced that its attributable silver and gold reserves had increased to 851.4 million ounces and 4.96 million ounces, respectively, as a result of organic and acquisition growth.  Based on reserve estimates as at December 31, 20121, following the Vale transaction, silver equivalent2 reserves attributable to Silver Wheaton have grown to 1.12 billion ounces.

•
On February 28, 2013, the Company entered into two new credit facilities, comprised of (i) a $1 billion revolving credit facility (“Revolving Facility”) having a 5 year term; and (ii) a $1.5 billion bridge financing facility (“Bridge Facility”) having a 1 year term, as more fully described in Note 10 to the financial statements. These facilities replaced the pre-existing $400 million revolving credit facility and the $200 million non-revolving term loan (the “Term Loan”), with the Company repaying the $50.1 million outstanding balance on the Term Loan during the three months ended March 31, 2013.

•	On March 11, 2013, $1.09 billion was drawn on the Bridge Facility to fund the upfront cash payment to Vale.

•
Subsequent to March 31, 2013, the Company reduced the available capacity under the Bridge Facility by $410 million and repaid $500 million of outstanding debt under such facility with proceeds received from drawing on the Revolving Facility.

Overview

Silver Wheaton Corp. is a mining company which generates its revenue primarily from the sale of silver and gold.  The Company is listed on the New York Stock Exchange and the Toronto Stock Exchange and trades under the symbol SLW.  In addition, the Company has share purchase warrants that are listed on the Toronto Stock Exchange and trade under the symbol SLW.WT.U.

To date, the Company has entered into 20 long-term purchase agreements associated with silver and/or gold (“precious metal purchase agreements”), relating to 23 different mining assets, whereby Silver Wheaton acquires silver and gold production from the counterparties for a per ounce cash payment at or below the prevailing market price.  Attributable silver and gold as referred to in this MD&A and financial statements is the silver and gold production to which Silver Wheaton is entitled pursuant to the various purchase agreements.  During the three months ended March 31, 2013, the per ounce price paid by the Company for silver and gold under the agreements averaged $4.08 and $362, respectively.  The primary drivers of the Company’s financial results are the volume of silver and gold production at the various mines and the price of silver and gold realized by Silver Wheaton upon sale.

1 Mineral reserves are reported as of December 31, 2012, other than as disclosed in footnote 6 to the Attributable Reserves and Resources tables on page 31 of this MD&A.
2 Attributable gold reserves have been converted to a silver equivalent basis on the ratio of 53.3:1.

SILVER WHEATON 2013 FIRST QUARTER REPORT [2]

Outlook

Silver Wheaton is the largest precious metals streaming company in the world.  Based upon its current agreements, forecast 2013 attributable production is approximately 33.5 million silver equivalent ounces, including 145,000 ounces of gold.  By 2017, annual attributable production is anticipated to increase significantly to approximately 53 million silver equivalent ounces, including 180,000 ounces of gold.  This growth is driven by the Company’s portfolio of low-cost and long-life assets, including the recently acquired gold streams on Vale’s Salobo and Sudbury mines in addition to silver streams on Barrick’s Pascua-Lama project and Hudbay’s Constancia project.

The $76 million of cash and cash equivalents as at March 31, 2013 combined with the liquidity provided by the available credit under the $1 billion Revolving Facility and ongoing operating cashflows positions the Company well to fund all outstanding commitments as well as providing flexibility to acquire additional accretive precious metal stream interests.

SILVER WHEATON 2013 FIRST QUARTER REPORT [3]

Silver and Gold Interests

The following table summarizes the silver and gold interests currently owned by the Company:

Silver and Gold Interests	Mine Owner	Location of Mine	Upfront Consideration1		Attributable Production to be Purchased		Term of Agreement	Date of Contract
					Silver	Gold
San Dimas	Primero 2	Mexico	$189,799	3	100% 2	-	Life of Mine	15-Oct-04
Yauliyacu	Glencore	Peru	$285,000		100% 4	-	20 years	23-Mar-06
Peñasquito	Goldcorp	Mexico	$485,000		25%	-	Life of Mine	24-Jul-07
Minto	Capstone	Canada	$54,805	5	100%	100% 6	Life of Mine	1-Dec-08
777	Hudbay	Canada	$455,100		100%	100%/50% 7	Life of Mine	8-Aug-12
Salobo	Vale	Brazil	$1,330,000	⁸	-	25%	Life of Mine	28-Feb-13
Sudbury	Vale	Canada	$623,572	⁹	-	70%	20 years	28-Feb-13
Barrick			$625,000
Pascua-Lama	Barrick	Chile/Argentina			25%	-	Life of Mine	8-Sep-09
Lagunas Norte	Barrick	Peru			100%	-	4 years 10	8-Sep-09
Pierina	Barrick	Peru			100%	-	4 years 10	8-Sep-09
Veladero	Barrick	Argentina			100% 11	-	4 years 10	8-Sep-09
Other			$959,028
Los Filos	Goldcorp	Mexico	$4,463	3	100%	-	25 years	15-Oct-04
Zinkgruvan	Lundin	Sweden	$77,866		100%	-	Life of Mine	8-Dec-04
Stratoni	Eldorado Gold 12	Greece	$57,500		100%	-	Life of Mine	23-Apr-07
Cozamin	Capstone	Mexico	$41,959	5	100%	-	10 years	4-Apr-07
Neves-Corvo	Lundin	Portugal	$35,350	5	100%	-	50 years	5-Jun-07
Aljustrel	I'M SGPS	Portugal	$2,451	5	100%	-	50 years	5-Jun-07
Mineral Park	Mercator	United States	$42,000		100%	-	Life of Mine	17-Mar-08
Campo Morado	Nyrstar NV	Mexico	$79,250		75%	-	Life of Mine	13-May-08
Keno Hill	Alexco	Canada	$50,000		25%	-	Life of Mine	2-Oct-08
Rosemont	Augusta	United States	$230,000	13	100%	100%	Life of Mine	11-Feb-10
Loma de La Plata	Pan American	Argentina	$43,289	14	12.5%	-	Life of Mine	n/a 15
Constancia	Hudbay	Peru	$294,900	16	100%	-	Life of Mine	8-Aug-12

1)	Expressed in United States dollars, rounded to the nearest thousand; excludes closing costs and capitalized interest, where applicable.
2)
Until August 6, 2014, Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp.  After August 6, 2014, Primero will deliver a per annum amount to  Silver Wheaton equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.

3)
As more fully described in the San Dimas section on page 5 of this MD&A, on August 6, 2010, Goldcorp completed the sale of the San Dimas mine, which was part of the Luismin mining operations (“Luismin”), to Primero.  The original cost of Luismin was allocated to San Dimas and Los Filos based on the estimated fair values of these silver interests as at August 6, 2010.

4)
To a maximum of 4.75 million ounces per annum.  In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits.

5)	Comprised of the value allocated to the silver and gold interests upon the Company’s acquisition of Silverstone Resources Corp., which was closed on May 21, 2009 (the “Silverstone Acquisition”).
6)	The Company is entitled to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
7)
Silver Wheaton is entitled to acquire 100% of the life of mine gold production from Hudbay’s 777 mine until Hudbay’s Constancia project satisfies a completion test, or the end of 2016, whichever is later.  At that point, Silver Wheaton’s share of gold production from 777 will be reduced to 50% for the life of the mine.

8)	Does not include the contingent liability related to the Salobo mine expansion (see the Other Contractual Obligations and Contingencies section of this MD&A).
9)	Comprised of a $570 million upfront cash payment plus warrants to purchase 10 million shares of Silver Wheaton common stock at a strike price of $65, with a term of 10 years.
10)
Barrick will deliver to Silver Wheaton silver production from the currently producing mines until December 31, 2013.  In addition, during 2014 and 2015, Silver Wheaton will be entitled to all or a portion of the silver production from these mines to the extent of any production shortfall at Pascua-Lama relative to the completion guarantee provided by Barrick, until such time as the completion guarantee is satisfied.

11)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore mined at Veladero during the period.
12)	95% owned by Eldorado Gold Corporation.
13)
Currently reflected as a contingent obligation, payable on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

14)
Comprised of $10.9 million allocated to the silver interest upon the Silverstone Acquisition in addition to a contingent liability of $32.4 million, payable upon the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

15)	Definitive terms of the agreement are in the process of being finalized.
16)
Comprised of $44.9 million which was paid on the closing date, with a further payment of $125 million to be made once $500 million in capital expenditures have been incurred at Constancia, and a final payment of $125 million to be made once $1 billion in capital expenditures have been incurred.

SILVER WHEATON 2013 FIRST QUARTER REPORT [4]

San Dimas

On October 15, 2004, the Company entered into an agreement with Goldcorp Inc. (“Goldcorp”) to acquire an amount equal to 100% of the silver produced by Goldcorp’s Luismin mining operations in Mexico (owned at the date of the transaction) for a period of 25 years.  The Luismin mining operations consisted primarily of the San Dimas and the Los Filos mines.

On August 6, 2010, Goldcorp completed the sale of the San Dimas mine to Primero Mining Corp. (“Primero”).  In conjunction with the sale, Silver Wheaton amended its silver purchase agreement relating to the mine.  The term of the agreement, as it relates to San Dimas, was extended to the life of mine.  During the first four years following the closing of the transaction, Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp.  Beginning in the fifth year after closing, Primero will deliver a per annum amount to Silver Wheaton equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.  Goldcorp will continue to guarantee the delivery by Primero of all silver produced and owing to the Company until 2029.  Primero has provided Silver Wheaton with a right of first refusal on any metal stream or similar transaction it enters into.

On October 15, 2012, Primero announced a mine and mill expansion of San Dimas. Primero has elected a staged approach to the full expansion and has approved the expenditure of a total of $14.4 million to expand the San Dimas mine and mill from 2,000 tonnes per day currently to 2,500 tonnes per day.  Construction of the mine and mill expansion began in October 2012, with an estimated completion during the first quarter of 2014.  A further plant expansion to 3,000 tonnes per day continues to be assessed and is dependent on future exploration success by Primero.

As of March 31, 2013, the Company has received approximately 52.6 million ounces of silver related to San Dimas under the agreement, generating cumulative operating cash flows of approximately $725 million.  As at December 31, 2012, the San Dimas mine had proven and probable silver reserves of 39.4 million ounces and inferred silver resources of 64.6 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Yauliyacu

On March 23, 2006, the Company entered into an agreement with Glencore International AG (“Glencore”) to acquire an amount equal to 100% of the silver produced from Glencore’s Yauliyacu mining operations in Peru, up to a maximum of 4.75 million ounces per year, for a period of 20 years.  In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits.  The cumulative shortfall as at March 23, 2013, representing the seven year anniversary, was 15.2 million ounces.  During the term of the agreement, Silver Wheaton has a right of first refusal on any future sales of silver streams from the Yauliyacu mine and a right of first offer on future sales of silver streams from any other mine owned by Glencore at the time of the initial transaction.

Since mid-2009, concentrate shipments from the Yauliyacu mine have been affected by the shut-down of the Doe Run Peru La Oroya smelter, historically the largest buyer of the silver bearing concentrate produced at the mine.  Since that time, alternative arrangements have been made by Glencore, though sales of the bulk concentrate continue to have an inconsistent delivery schedule.  As at March 31, 2013, approximately 1.0 million ounces of cumulative payable silver ounces have been produced at Yauliyacu but not yet delivered to the Company, representing an increase of 0.4 million payable silver ounces during the three month period ended March 31, 2013.

As of March 31, 2013, the Company has received approximately 18.1 million ounces of silver related to the Yauliyacu mine under the agreement, generating cumulative operating cash flows of approximately $271 million.  As at December 31, 2012, the Yauliyacu mine had proven and probable silver reserves of 12.7 million ounces and measured and indicated silver resources of 39.7 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

SILVER WHEATON 2013 FIRST QUARTER REPORT [5]

Peñasquito

On July 24, 2007, the Company entered into an agreement with Goldcorp to acquire an amount equal to 25% of the silver produced from Goldcorp’s Peñasquito mining operations in Mexico for the life of mine.

As stated in Goldcorp’s May 2, 2013 disclosure, ongoing studies to develop a long-term water strategy for the Peñasquito district are expected to be completed in the second quarter of 2013. The studies are evaluating both the development of new water sources as well as opportunities to reduce water consumption in the tailings facility. When complete, the studies are also expected to enable a decision on whether to proceed with a detailed feasibility study investigating the possibility of expanding and/or reconfiguring the existing tailings facility in order to enhance water usage efficiency over the life of the mine. A new water source has been identified, within Goldcorp’s current permitted basin, with the potential to supply sufficient fresh water to continue the plant ramp up to full design plant throughput. The well field is expected to be in production by the end of the second quarter of 2014.

As at March 31, 2013, approximately 0.8 million ounces of cumulative payable silver ounces have been produced at Peñasquito but not yet delivered to the Company, representing a decrease of 0.5 million payable silver ounces during the three month period ended March 31, 2013.

As of March 31, 2013, the Company has received approximately 15.4 million ounces of silver related to the Peñasquito mine under the agreement, generating cumulative operating cash flows of approximately $388 million.  As at December 31, 2012, the Company’s 25% share of the Peñasquito proven and probable silver reserves was 227.9 million ounces, measured and indicated silver resources was 63.1 million ounces and inferred silver resources was 9.9 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Minto

On May 21, 2009, the Company completed the acquisition of Silverstone Resources Corp. (the “Silverstone Acquisition”).  As part of the Silverstone Acquisition, the Company acquired a precious metals purchase agreement with Capstone Mining Corp. (“Capstone”) to acquire 100% of the silver and gold produced (subject to certain thresholds) from Capstone’s Minto mine in Canada for the life of mine.  The Company is entitled to acquire 100% of all the silver produced and 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.   The silver production, sales and related costs associated with this agreement are reflected in this MD&A and financial statements as part of Other mines.

As of March 31, 2013, the Company has received approximately 0.6 million ounces of silver and 86,000 ounces of gold related to the Minto mine under the agreement, generating cumulative operating cash flows of approximately $140 million.  As at December 31, 2012, Minto had proven and probable reserves of 2.2 million ounces of silver and 250,000 ounces of gold, measured and indicated resources of 4.3 million ounces of silver and 420,000 ounces of gold and inferred resources of 1.7 million ounces of silver and 180,000 ounces of gold (as described in the Attributable Reserves and Resources section of this MD&A).

Barrick

On September 8, 2009, the Company entered into an agreement with Barrick to acquire an amount equal to 25% of the life of mine silver production from its Pascua-Lama project which is located in Chile and Argentina, as well as 100% of the silver production from its Lagunas Norte mine and Pierina mine, which are both located in Peru, and its Veladero1 mine which is located in Argentina (collectively referred to as the “Barrick mines”) until the end of 2013.

Barrick has provided Silver Wheaton with a completion guarantee, requiring Barrick to complete Pascua-Lama to at least 75% of design capacity by December 31, 2015.  During 2014 and 2015, Silver Wheaton will be entitled to the silver production from the currently producing mines to the extent of any production shortfall at Pascua-Lama, until Barrick satisfies the completion guarantee. If the requirements of the completion guarantee have not been satisfied by December 31, 2015, the agreement may be terminated by Silver Wheaton. In such an event, Silver Wheaton will be entitled to the return of the upfront cash consideration of $625 million less a credit for silver delivered up to the date of that event.
As per Barrick’s first quarter 2013 MD&A, approximately $4.8 billion had been spent as of March 31, 2013.  During the quarter, the La Mesa substation in Chile was energized and the southern portion of the 23Kv mine distribution loop completed.  As of that date, the tunnel was approximately 80% complete.  In Argentina, construction of the process plant facility advanced with about 70% of structural steel erected; 65% of concrete poured; and 55% of mass earthworks completed.  Once in production, Pascua-Lama is forecast to be one of the largest and lowest cost gold mines in the world with an expected mine life in excess of 25 years. In its first full five years of operation, Silver Wheaton’s silver production attributable to Pascua-Lama is expected to average 9 million ounces annually.

1 Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore mined at Veladero during the period.

SILVER WHEATON 2013 FIRST QUARTER REPORT [6]

As of March 31, 2013, the Company has received approximately 9.6 million ounces of silver related to the Barrick mines under the agreement, generating cumulative operating cash flows of approximately $236 million.  As at December 31, 2012, the Company’s 25% share of the Pascua-Lama proven and probable silver reserves was 169.1 million ounces, measured and indicated silver resources was 46.3 million ounces and inferred silver resources was 4.0 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).  In addition, the Company’s estimated share of the proven and probable silver reserves contained in the Lagunas Norte, Pierina, and Veladero mines is 33.9 million ounces.

Update on Matters Relating to Project Development

i.	Dust Related Health and Safety Concerns

As per Barrick’s first quarter 2013 MD&A, during the fourth quarter of 2012, after observing increased dust in the open pit area, exacerbated by stronger than normal winds, pre-stripping activities at the  Pascua-Lama  project were halted in order to implement additional dust mitigation and control measures. Regulatory authorities in Chile have also placed regulatory restrictions on the project due to the need to repair and improve certain aspects of the water management system in Chile. Barrick has stated that completion of the measures to address these aspects is targeted for first quarter 2014.

ii.	Pascua-Lama Constitutional Protection Actions

In September, 2012, a constitutional rights protection action was filed in the Court of Appeals of Copiapó, Chile by representatives of indigenous communities and certain other individuals against Compania Minera Nevada (“CMN”), Barrick’s Chilean subsidiary that holds the Chilean portion of the Pascua-Lama project, and the Environmental Evaluation Commission (“EEC”) of the III Region of Atacama, Chile, the regulatory body with oversight authority over the Pascua-Lama project.  The action alleges noncompliance with the environmental requirements of the project’s Chilean environmental approval. On April 9, 2013, the Copiapó Court of Appeals granted a request for a preliminary injunction to suspend construction activities on the Chilean side of the project pending a hearing. As stated by Barrick in their first quarter 2013 MD&A, upon confirming the court order, they took immediate steps to suspend construction activities in Chile, which includes work on the primary crusher and the Chilean side of the tunnel that conveys ore from Chile to Argentina.  Barrick also stated that activities determined to be necessary for environmental protection are expected to continue, upon appropriate authorization as contemplated by the Court. Construction in Argentina, where the majority of Pascua-Lama’s critical infrastructure is located, including the process plant and tailings storage facility, has not been affected. Barrick has stated that until they have clarity on the regulatory and legal aspects, they are unable to fully assess the impact on the capital budget, operating costs and schedule of the project.  Barrick also stated that they are at an early stage of evaluating an alternative development plan that involves accelerating the development of another smaller pit in Argentina in order to provide a source of ore for initial production, and that this alternative could provide ore for about six months of production during commissioning and ramp up, following which the mine plan would be dependent on a continuous supply of Chilean ore. Therefore, if resumption of construction activities in Chile, including the prestripping, is delayed beyond late 2013, or if such development alternative is determined not to be feasible, there could be a significant change to the mine plan and an impact on the capital cost and production schedule of the project. Barrick has stated that they will continue to evaluate all alternatives, in light of the uncertainties associated with the legal and regulatory actions, and the current environment, including the possibility of suspending the project.

A second constitutional rights protection action filed in October 2012 has been abandoned for lack of prosecution.

777

On August 8, 2012, the Company entered into an agreement with Hudbay Minerals Inc. ("Hudbay") to acquire an amount equal to 100% of the life of mine silver and gold production from its currently producing 777 mine, located in Canada.  Silver Wheaton’s share of gold production at 777 will remain at 100% until the later of the end of 2016 or the satisfaction of a completion test relating to Hudbay’s Constancia project, after which it will be reduced to 50% for the remainder of the mine life.  Hudbay has granted Silver Wheaton a right of first refusal on any future streaming agreement, royalty agreement, or similar transaction related to the production of silver or gold from 777.  The silver production, sales and related costs associated with this agreement are reflected in this MD&A and financial statements as part of Other mines.

SILVER WHEATON 2013 FIRST QUARTER REPORT [7]

As of March 31, 2013, the Company has received approximately 0.4 million ounces of silver and 37,000 ounces of gold related to the 777 mine under the agreement, generating cumulative operating cash flows of approximately $25 million.  As at December 31, 2012, the Company's share of 777's proven and probable reserves was 10.3 million ounces of silver and 520,000 ounces of gold and inferred resources was 0.8 million ounces of silver and 20,000 ounces of gold (as described in the Attributable Reserves and Resources section of this MD&A).

Salobo

On February 28, 2013, the Company entered into an agreement to acquire from Vale an amount of gold equal to 25% of the life of mine gold production from its currently producing Salobo mine, located in Brazil.  Silver Wheaton made a total upfront cash payment of $1.33 billion on March 12, 2013 and, in addition, will make ongoing payments of the lesser of $400 per ounce of gold (subject to an inflationary adjustment of 1% beginning in the fourth year) or the prevailing market price per ounce of gold delivered.

Vale is in the process of expanding the mill throughput capacity at the Salobo mine to 24 million tonnes per annum (“Mtpa”) from its current 12 Mtpa. If the expansion to 24 Mtpa is not completed by December 31, 2016, Silver Wheaton would be entitled to a gross up (a temporary increased percentage of gold production) based on the pro-rata achievement of the target production. If throughput capacity is expanded above 28 Mtpa within a predetermined period, Silver Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $67 million up to $400 million, dependent on the timing and scale of any expansion.

As of March 31, 2013, the Company has received approximately 700 ounces of gold related to the Salobo mine under the agreement, generating cumulative operating cash flows of approximately $1 million.  As at December 31, 2012, the Company's 25% share of the Salobo proven and probable gold reserves was 3.4 million ounces, measured and indicated gold resources was 770,000 ounces and inferred gold resources was 370,000 ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Sudbury

On February 28, 2013, the Company entered into an agreement to acquire from Vale an amount of gold equal to 70% of the gold production from certain of its currently producing Sudbury mines located in Canada, including the Coleman mine, Copper Cliff mine, Garson mine, Stobie mine, Creighton mine, Totten mine and the Victor project (the “Sudbury mines”) for a period of 20 years.  Silver Wheaton made a total upfront cash payment on March 12, 2013 of $570 million plus warrants to purchase 10 million shares of Silver Wheaton common stock at a strike price of $65 per warrant, with a term of 10 years.  In addition, Silver Wheaton will make ongoing payments of the lesser of $400 per ounce of gold or the prevailing market price per ounce of gold delivered.

As of March 31, 2013, the Company has received approximately 100 ounces of gold related to the Sudbury mines under the agreement, generating cumulative operating cash flows of approximately $0.1 million.  As at December 31, 2012, the Company's 70% share of the Sudbury mines proven and probable gold reserves was 720,000 ounces, measured and indicated gold resources was 400,000 ounces and inferred gold resources was 190,000 ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Other

Other silver and gold interests consist of the following:

i.
As part of the agreement with Goldcorp to acquire silver from the Luismin mining operations, on October 15, 2004, the Company entered into an agreement with Goldcorp to acquire 100% of the silver production from its Los Filos mine in Mexico for a period of 25 years, commencing October 15, 2004.  In addition, pursuant to Goldcorp’s sale of the San Dimas mine, Goldcorp is obligated to deliver to Silver Wheaton 1.5 million ounces of silver per year until August 6, 2014, which is reflected in this MD&A and financial statements as part of the silver production and sales relating to San Dimas;

ii.
On December 8, 2004, the Company entered into an agreement with Lundin Mining Corporation (“Lundin”) to acquire 100% of the silver produced by Lundin’s Zinkgruvan mining operations in Sweden for the life of mine;

iii.
On April 23, 2007, the Company entered into an agreement with European Goldfields Limited, which was acquired by Eldorado Gold Corporation (“Eldorado Gold”) on February 24, 2012, to acquire 100% of the life of mine silver production from its 95% owned Stratoni mine in Greece;

SILVER WHEATON 2013 FIRST QUARTER REPORT [8]

iv.
As part of the Silverstone Acquisition, the Company acquired a silver purchase agreement with Capstone to acquire 100% of the silver produced from Capstone’s Cozamin mine in Mexico for a period of 10 years, commencing on April 4, 2007;

v.
As part of the Silverstone Acquisition, the Company acquired an agreement with Lundin to acquire 100% of the silver production from its Neves-Corvo mine in Portugal for a period of 50 years, commencing June 5, 2007;

vi.
As part of the Silverstone Acquisition, the Company acquired an agreement with I’M SGPS to acquire 100% of the silver production from its Aljustrel mine in Portugal for a period of 50 years, commencing June 5, 2007;

vii.
On March 17, 2008, the Company entered into an agreement with Mercator Minerals Ltd.1 (“Mercator”) to acquire an amount equal to 100% of the life of mine silver production from its Mineral Park mine in the United States;

viii.
On May 13, 2008, the Company entered into an agreement with Farallon Mining Ltd., which was acquired by Nyrstar NV (“Nyrstar”) on January 5, 2011, to acquire an amount equal to 75% of the life of mine silver production from its Campo Morado mine in Mexico;

ix.
On October 2, 2008, the Company entered into an agreement with Alexco Resource Corp. (“Alexco”) to acquire an amount equal to 25% of the life of mine silver production from its Keno Hill silver district in Canada, including the currently producing Bellekeno mine;

x.
On February 11, 2010, the Company entered into an agreement with Augusta Resource Corporation (“Augusta”) to acquire an amount equal to 100% of the life of mine silver and gold production from the Rosemont Copper project in the United States.  The Company is committed to pay Augusta total upfront cash payments of $230 million, payable on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine;

xi.
As part of the Silverstone Acquisition, the Company acquired an agreement with Aquiline Resources Inc., which was acquired by Pan American Silver Corp. (“Pan American”) on December 22, 2009, to acquire an amount equal to 12.5% of the life of mine silver production from the Loma de La Plata zone of the Navidad project in Argentina, the definitive terms of which are in the process of being finalized.  The Company is committed to pay Pan American total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction; and

xii.
On August 8, 2012, the Company entered into an agreement with Hudbay to acquire an amount equal to 100% of the life of mine silver production from the Constancia project in Peru.  Silver Wheaton will pay Hudbay total cash consideration of $294.9 million, of which $44.9 million was paid on the closing date of September 28, 2012, with two further payments of $125 million to be made once capital expenditures of $500 million and $1 billion have been incurred at Constancia. If the Constancia processing plant fails to achieve at least 90% of expected throughput and recovery by December 31, 2020, Silver Wheaton would be entitled to a proportionate return of the $250 million upfront cash consideration relating to Constancia.  Hudbay has granted Silver Wheaton a right of first refusal on any future streaming agreement, royalty agreement, or similar transaction related to the production of silver from Constancia.

According to Hudbay’s May 1, 2013 disclosure, construction at the Constancia project in Peru continued to progress in the first quarter and initial production remains on track for late 2014 with full production still on schedule for the second quarter of 2015. Development of the project is approximately 25% complete.  Progress on the tailings management facility has been negatively impacted by the unusually high rainfall in the first quarter. However, the dry season commenced in April and Hudbay believes the impact on project schedule is recoverable. Hudbay had incurred $480 million in costs of its $1.5 billion capital construction budget as of March 31, 2013.

1
The Company has entered into a non-binding letter of intent with Mercator to amend the Mineral Park silver purchase agreement. Once signed, Mercator will have the right to exercise an option at any time until August 31, 2014 to defer delivery of up to 50% of the required silver deliveries for one year. All deferred silver will be delivered in equal installments over 18 months after the one year deferral period. Mercator will compensate Silver Wheaton for any shortfall arising from a decrease in the silver spot price at the time of the original delivery date until the date of actual delivery, including a 12% annualized interest rate. The amendment will also grant Silver Wheaton a right of first refusal on any future precious metals streams relating to the El Creston project.

SILVER WHEATON 2013 FIRST QUARTER REPORT [9]

As of March 31, 2013, the Company has received approximately 36.0 million ounces of silver under these agreements, generating cumulative operating cash flows of approximately $668 million.

As at December 31, 20121, unless otherwise noted, these silver and gold interests had proven and probable silver reserves of 352.2 million ounces, measured and indicated silver resources of 376.2 million ounces and inferred silver resources of 209.5 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Long-Term Investments

The Company will, from time to time, invest in securities of publicly listed mining companies for strategic purposes.  The Company held the following investments as at March 31, 2013:

	March 31	December 31
(in thousands)	2013	2012
Common shares held	$93,299	$118,683
Warrants held	1,364	2,694
	$94,663	$121,377

Common Shares Held

	Mar 31, 2013	Three Months Ended Mar 31, 2013	Dec 31, 2012
(in thousands)	Fair Value	Fair Value Adjustment Losses Included in OCI	Fair Value
Bear Creek	$ 36,439	$ (7,691)	$ 44,130
Revett	11,763	(3,061)	14,824
Sabina	21,773	(9,391)	31,164
Other	23,324	(5,241)	28,565
	$ 93,299	$ (25,384)	$ 118,683

1	Mineral reserves and mineral resources are reported as of December 31, 2012, other than as disclosed in footnote 6 to the Attributable Reserves and Resources tables on page 31 of this MD&A.

SILVER WHEATON 2013 FIRST QUARTER REPORT [10]

	Mar 31, 2012	Three Months Ended Mar 31, 2012
(in thousands)	Fair Value	Fair Value Adjustment Gains (Losses) Included in OCI
Bear Creek	$47,396	$1,225
Revett	21,142	(2,651)
Sabina	32,672	(11,505)
Other	37,122	2,224
	$138,332	$(10,707)

Warrants Held

	Mar 31, 2013	Three Months Ended Mar 31, 2013	Dec 31, 2012
(in thousands)	Fair Value	Fair Value Adjustment Losses Included in Net Earnings	Fair Value
Other	$1,364	$(1,330)	$2,694

	Mar 31, 2012	Three Months Ended Mar 31, 2012
(in thousands)	Fair Value	Fair Value Adjustment Gains (Losses) Included in Net Earnings
Revett	$606	$(135)
Other	2,651	810
	$3,257	$675

The Company’s long-term investments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments as a component of other comprehensive income (“OCI”).

While long-term investments in warrants are also held for long-term strategic purposes, they meet the definition of a derivative and therefore are classified as financial assets with fair value adjustments being recorded as a component of net earnings under the classification Other Expense (Income).  Warrants that do not have a quoted market price have been valued using a Black-Scholes option pricing model.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

SILVER WHEATON 2013 FIRST QUARTER REPORT [11]

During the three months ended March 31, 2013, the value of the Company’s LTI’s decreased by $25.4 million.  As a result of this decrease, the deferred tax liability attributable to the LTI’s was reduced and the Company recorded a deferred income tax recovery in OCI of $1.3 million for the three months ended March 31, 2013.  The reduction in the deferred tax liability attributable to the LTI’s resulted in the reversal of previously recognized deferred income tax assets which increased the deferred income tax expense reflected in net earnings.

SILVER WHEATON 2013 FIRST QUARTER REPORT [12]

Summary of Ounces Produced and Sold

	2013	2012				2011
(in thousands)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Silver ounces produced ¹
San Dimas ²	1,743	1,694	1,288	1,231	1,692	1,578	1,251	1,150
Yauliyacu	624	616	640	606	550	583	608	674
Peñasquito	1,093	1,445	1,940	1,822	1,365	1,633	1,162	1,282
Barrick ³	741	771	627	468	667	723	794	741
Other ⁴	2,054	2,345	2,251	2,378	2,335	2,212	2,046	1,981
	6,255	6,871	6,746	6,505	6,609	6,729	5,861	5,828
Silver equivalent ounces of gold produced ⁵
Minto	217	373	337	189	107	202	257	261
777	919	1,059	612⁶	-	-	-	-	-
Sudbury	393	-	-	-	-	-	-	-
Salobo	262	-	-	-	-	-	-	-
Silver equivalent ounces produced ⁵	8,046	8,303	7,695	6,694	6,716	6,931	6,118	6,089
Silver ounces sold
San Dimas ²	1,850	1,629	1,178	1,295	1,701	1,488	1,232	1,149
Yauliyacu	149	1,097	184	1,155	497	655	11	471
Peñasquito	1,459	1,642	1,304	1,845	1,189	851	1,382	961
Barrick ³	753	826	528	470	656	755	747	726
Other ⁴	1,741	2,153	1,592	2,024	1,885	2,029	1,424	1,544
	5,952	7,347	4,786	6,789	5,928	5,778	4,796	4,851
Silver equivalent ounces of gold sold ⁵
Minto	414	268	357	139	198	196	316	227
777	511	1,516	-	-	-	-	-	-
Sudbury	6	-	-	-	-	-	-	-
Salobo	40	-	-	-	-	-	-	-
Silver equivalent ounces sold ⁵	6,923	9,131	5,143	6,928	6,126	5,974	5,112	5,078
Gold / silver ratio ⁵	57.3	54.1	51.7	58.7	51.2	51.9	50.4	40.1
Cumulative payable silver equivalent ounces produced but not yet delivered ⁷	4,051	3,824	5,195	3,212	4,166	4,127	3,805	3,537

1)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.  The Company has been informed by Glencore that reported production related to the Yauliyacu mine may have been overstated by a total of approximately 200,000 ounces for all or some portion of the period between April 1, 2011 and June 30, 2012.  The required adjustments to production, if any, related to the Yauliyacu mine for these periods will be made once management completes a review of the timing and amount of any production variance.

2)
The ounces produced and sold include ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

3)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
4)	Comprised of the Los Filos, Zinkgruvan, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Keno Hill, Minto, 777, Aljustrel and Campo Morado silver interests.
5)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

6)	Represents production for the period August 8, 2012 to September 30, 2012.
7)	Based on management estimates.

SILVER WHEATON 2013 FIRST QUARTER REPORT [13]

Quarterly Financial Review

	2013	2012				2011
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total silver ounces sold (000's)	5,952	7,347	4,786	6,789	5,928	5,778	4,796	4,851
Average realized silver price¹	$29.89	$31.47	$31.16	$29.12	$32.58	$32.09	$36.44	$38.38
Silver sales (000's)	$177,898	$231,226	$149,086	$197,694	$193,162	$185,401	$174,733	$186,191
Total gold ounces sold	16,943	32,960	6,905	2,369	3,860	3,777	6,280	5,674
Average realized gold price¹	$1,645	$1,699	$1,765	$1,568	$1,678	$1,712	$1,666	$1,509
Gold sales (000's)	$27,863	$56,015	$12,187	$3,714	$6,476	$6,466	$10,462	$8,561
Total silver equivalent ounces sold (000's) 2	6,923	9,131	5,143	6,928	6,126	5,974	5,112	5,078
Average realized silver equivalent price 1, 2	$29.72	$31.46	$31.36	$29.07	$32.59	$32.12	$36.23	$38.35
Total sales (000's)	$205,761	$287,241	$161,273	$201,408	$199,638	$191,867	$185,195	$194,752
Average cash cost, silver 1, 3	$4.08	$4.12	$4.04	$4.04	$4.02	$4.01	$3.99	$3.98
Average cash cost, gold 1, 3	$362	$386	$303	$303	$303	$301	$300	$300
Average cash cost, silver equivalent 1, 2, 3	$4.39	$4.70	$4.16	$4.06	$4.08	$4.06	$4.12	$4.14
Net earnings (000's)	$133,421	$177,744	$119,697	$141,414	$147,181	$144,747	$135,040	$148,065
Earnings per share
Basic	$0.38	$0.50	$0.34	$0.40	$0.42	$0.41	$0.38	$0.42
Diluted	$0.37	$0.50	$0.34	$0.40	$0.41	$0.41	$0.38	$0.42
Cash flow from operations (000's)	$165,612	$254,026	$128,651	$172,916	$163,811	$163,714	$167,236	$168,281
Cash flow from operations per share 4
Basic	$0.47	$0.72	$0.36	$0.49	$0.46	$0.46	$0.47	$0.48
Diluted	$0.46	$0.71	$0.36	$0.49	$0.46	$0.46	$0.47	$0.47
Dividends
Dividends declared (000's)	$49,646 ⁵	$24,806	$35,388	$31,829	$31,829 ⁶	$31,814	$10,603	$10,599
Dividends declared per share	$0.14	$0.07	$0.10	$0.09	$0.09	$0.09	$0.03	$0.03
Total assets (000's)	$4,400,253	$3,189,337	$3,046,564	$3,056,825	$3,005,839	$2,872,335	$2,760,675	$2,807,346
Total liabilities (000's)	$1,174,470	$82,263	$71,076	$212,147	$242,873	$218,118	$229,676	$359,544
Total shareholders' equity (000's)	$3,225,783	$3,107,074	$2,975,488	$2,844,678	$2,762,966	$2,654,217	$2,530,999	$2,447,802

1)	Expressed as United States dollars per ounce.
2)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

3)	Refer to discussion on non-IFRS measure (ii) on page 20 of this MD&A.
4)	Refer to discussion on non-IFRS measure (i) on page 19 of this MD&A.
5)	On March 21, 2013, the Company declared dividends of $0.14 per common share for total dividends of $49.6 million, which was paid on April 12, 2013.
6)	On March 22, 2012, the Company declared dividends of $0.09 per common share for total dividends of $31.8 million, which was paid on April 17, 2012.

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of silver or gold, as well as acquisitions of precious metal purchase agreements and the commencement of operations of mines under construction.

SILVER WHEATON 2013 FIRST QUARTER REPORT [14]

Results of Operations and Operational Review

The Company currently has ten business segments: the silver produced by the San Dimas, Yauliyacu, Peñasquito, Barrick and Other mines, the gold produced by the Minto, 777, Sudbury and Salobo mines and corporate operations.

Three Months Ended March 31, 2013
	Ounces Produced²	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas 4	1,743	1,850	$53,903	$29.13	$4.13	$0.82	$44,753	$46,262	$161,427
Yauliyacu	624	149	4,759	31.94	4.08	5.75	3,295	4,151	214,439
Peñasquito	1,093	1,459	43,574	29.87	4.02	2.66	33,834	37,709	483,397
Barrick 5	741	753	23,625	31.37	3.90	2.54	18,776	24,592	596,621
Other 6	2,054	1,741	52,037	29.90	4.15	4.07	37,738	45,692	447,675
	6,255	5,952	$177,898	$29.89	$4.08	$2.56	$138,396	$158,406	$1,903,559
Gold
Minto	3,502	6,698	$11,159	$1,666	$304	$171	$7,979	$8,734	$29,443
777	16,951	9,414	15,372	1,633	400	802	4,060	7,634	325,191
Sudbury	7,097	111	179	1,609	400	823	44	134	1,330,022
Salobo	4,677	720	1,153	1,602	400	463	531	865	623,776
	32,227	16,943	$27,863	$1,645	$362	$538	$12,614	$17,367	$2,308,432
Silver equivalent 7	8,046	6,923	$205,761	$29.72	$4.39	$3.52	$151,010	$175,773	$4,211,991
Corporate
General and administrative							$(9,893)
Other							(7,696)
Total corporate							$(17,589)	$(10,161)	$188,262
	8,046	6,923	$205,761	$29.72	$4.39	$3.52	$133,421	$165,612	$4,400,253

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (ii) on page 20 of this MD&A.
4)
Results for San Dimas include 375,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777 and Aljustrel silver interests in addition to the non-operating Rosemont silver and gold interest and Loma de La Plata and Constancia silver interests.

7)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

SILVER WHEATON 2013 FIRST QUARTER REPORT [15]

Three Months Ended March 31, 2012
	Ounces Produced²	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas 4	1,692	1,701	$55,566	$32.66	$4.09	$0.79	$47,267	$48,606	$166,188
Yauliyacu	550	497	15,586	31.36	4.02	5.02	11,094	13,588	227,518
Peñasquito	1,365	1,189	38,760	32.61	3.99	2.96	30,500	34,018	501,455
Barrick 5	667	656	21,503	32.80	3.90	4.34	16,100	18,946	600,651
Other 6	2,335	1,885	61,747	32.75	4.03	3.37	47,804	50,685	328,299
	6,609	5,928	$193,162	$32.58	$4.02	$2.79	$152,765	$165,843	$1,824,111
Gold
Minto	2,088	3,860	6,476	1,678	303	171	4,648	5,149	33,001
Silver equivalent 7	6,716	6,126	$199,638	$32.59	$4.08	$2.81	$157,413	$170,992	$1,857,112
Corporate
General and administrative							$(7,564)
Other							(2,668)
Total corporate							$(10,232)	$(7,181)	$1,148,727
	6,716	6,126	$199,638	$32.59	$4.08	$2.81	$147,181	$163,811	$3,005,839

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (ii) on page 20 of this MD&A.
4)
Results for San Dimas include 375,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto and Aljustrel silver interests in addition to the non-operating Rosemont silver and gold interest and Loma de La Plata silver interest.

7)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

For the three months ended March 31, 2013, attributable silver equivalent production was 8.0 million ounces (6.3 million ounces of silver and 32,200 ounces of gold), compared with 6.7 million ounces (6.6 million ounces of silver and 2,100 ounces of gold) for the comparable period in 2012, with the variance being primarily attributable to the following factors:

•	1.6 million silver equivalent ounces of gold production from the recently acquired 777, Sudbury and Salobo mines; partially offset by

•	271,000 ounce (20%) decrease related to the Peñasquito mine, due to lower grades; and

•
280,000 ounce (12%) decrease related to Other mines, primarily related to (i) lower throughput and grades at Zinkgruvan which, per Lundin’s first quarter 2013 MD&A, were a result of backfill system problems which necessitated a change to underground mine sequencing; and (ii) lower throughput at Campo Morado due to a temporary suspension of mining operations during February and March which, per Nyrstar’s first quarter 2013 MD&A, was a result of an administrative issue resulting in the temporary cancellation of the site's explosives permit.  Lundin has stated that the backfill system issues at Zinkgruvan have since been resolved and Nyrstar has stated that operations at Campo Morado restarted in early April and that there is a recovery plan in place to catch up on production during 2013.

For the three months ended March 31, 2013, net earnings and cash flow from operations were $133.4 million and $165.6 million, respectively, compared with $147.2 million and $163.8 million for the comparable period in 2012, with the variance in net earnings being primarily attributable to the following factors:

•	$13.2 million decrease due to a 5% decrease in payable silver ounces produced during the three months ended March 31, 2013, primarily attributable to:

i.	$6.7 million decrease related to a 20% decrease in payable silver production at Peñasquito; and

SILVER WHEATON 2013 FIRST QUARTER REPORT [16]

ii.	$11.0 million decrease related to a 12% decrease in payable silver production at the Other mines, primarily related to the Zinkgruvan and Campo Morado mines; partially offset by

iii.	$11.0 million increase related to gold production at the 777, Sudbury and Salobo mines; and

•	$15.2 million decrease due to a reduction in the operating margin per ounce due primarily to a lower price realized per silver ounce sold

•	$7.4 million decrease as a result of an increase in corporate costs, as explained in the Corporate Costs section of this MD&A ($3.0 million decrease from a cash flow perspective), partially offset by

•	$8.4 million increase as a result of the timing of shipments of stockpiled concentrate and doré, primarily attributable to the following factors:

i.	$13.9 million increase relating to the Peñasquito mine;

ii.	$6.1 million increase relating to Other mines; partially offset by

iii.	$9.3 million decrease relating to the Yauliyacu mine.

Corporate Costs

	Three Months Ended March 31
(in thousands)	2013	2012
General and administrative	$ 9,893	$ 7,564
Foreign exchange gain	(111)	(30)
Interest expense	680	-
Other expense (income)	2,845	(650)
Income tax expense	4,282	3,348
Total corporate costs	$ 17,589	$ 10,232

General and Administrative

	Three Months Ended March 31
(in thousands)	2013	2012
Salaries and benefits
Salaries and benefits, excluding PSUs	$ 2,903	$ 2,213
PSUs	214	176
Total salaries and benefits	$ 3,117	$ 2,389
Depreciation	51	61
Charitable donations	1,089	865
Professional fees	2,095	718
Other	2,071	1,872
Cash settled general and administrative	$ 8,423	$ 5,905
Equity settled stock based compensation (a non-cash expense)	1,470	1,659
Total general and administrative	$ 9,893	$ 7,564

SILVER WHEATON 2013 FIRST QUARTER REPORT [17]

For the three months ended March 31, 2013, general and administrative expense increased by $2.3 million relative to the comparable period in the previous year.  This increase was primarily due to increased salaries and benefits as well as increased professional fees.  The increase in salaries and benefits is primarily attributable to the increase in the number of employees from 24 as at March 31, 2012 to 27 as at March 31, 2013.

Other (Income) Expense

	Three Months Ended March 31
(in thousands)	2013	2012
Dividend income	$ (57)	$ (17)
Interest income	(174)	(276)
Stand-by fees	1,697	257
Loss (gain) on long-term investments - share purchase warrants held	1,330	(675)
Other	49	61
Total other expense (income)	$ 2,845	$ (650)

During the three months ended March 31, 2013, other expense was $3.5 million as compared to other income of $0.7 million during the comparable period of the previous year.  This was primarily the result of a $1.3 million unrealized loss related to the fair value adjustment in warrants held during the current period as compared to a $0.7 million unrealized gain during the comparable period of the previous year.  In addition, during the three months ended March 31, 2013, the Company incurred stand-by fees of $1.7 million, of which $1.0 million represents the amortization of origination fees related to the Company’s undrawn credit facilities, as compared to $0.3 million during the comparable period of the previous year.

The Company incurred interest costs of $1.5 million during the three months ended March 31, 2013, of which $0.2 million represents the amortization of origination fees related to the Company’s outstanding balance under its Bridge Facility.  $0.8 million of the interest costs incurred during the three months ended March 31, 2013 has been capitalized in relation to the Barrick and Constancia silver interests, with the remainder being expensed under the classification Other (Income) Expense.  During three months ended March 31, 2012, the Company incurred interest costs of $2.4 million, of which $2.2 million represents accreted interest on the payments due in relation to the Barrick silver interest, with the remainder being attributable to interest on bank debt.  All of the interest costs incurred during the three months ended March 31, 2012 were capitalized in relation to the Barrick silver interest.

Income Tax Expense
	Three Months Ended March 31
(in thousands)	2013	2012
Current income tax expense related to foreign jurisdictions	$ 43	$ 280
Deferred income tax expense related to:
Origination and reversal of temporary differences ¹	$ 2,819	$ 1,619
Write down of previously recognized temporary differences	1,420	1,449
	$ 4,239	$ 3,068
Total income tax expense	$ 4,282	$ 3,348

1)	Primarily related to income from Canadian operations.

For the three months ended March 31, 2013, income tax expense increased by $0.9 million relative to the comparable period in the previous year.  This increase was primarily due to an increase in deferred income tax expense associated with income from Canadian operations.

SILVER WHEATON 2013 FIRST QUARTER REPORT [18]

Non-IFRS Measures

Silver Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) operating cash flow per share (basic and diluted); (ii) average cash costs of silver and gold on a per ounce basis; and (iii) cash operating margin.

i.
Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted).  The Company presents operating cash flow per share as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended March 31
(in thousands, except for per share amounts)	2013	2012
Cash generated by operating activities	$165,612	$163,811
Divided by:
Basic weighted average number of shares outstanding	354,423	353,529
Diluted weighted average number of shares outstanding	356,382	355,943
Equals:
Operating cash flow per share - basic	$0.47	$0.46
Operating cash flow per share - diluted	$0.46	$0.46

SILVER WHEATON 2013 FIRST QUARTER REPORT [19]

ii.
Average cash cost of silver and gold on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold.  In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning.  The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a reconciliation of average cash cost of silver and gold on a per ounce basis.

	Three Months Ended March 31
(in thousands, except for gold ounces sold and per ounce amounts)	2013	2012
Cost of sales	$54,751	$42,225
Less: depletion	(24,341)	(17,206)
Cash cost of sales	$30,410	$25,019
Cash cost of sales is comprised of:
Total cash cost of silver sold	$24,275	$23,849
Total cash cost of gold sold	6,135	1,170
Total cash cost of sales	$30,410	$25,019
Divided by:
Total silver ounces sold	5,952	5,928
Total gold ounces sold	16,943	3,860
Total silver equivalent ounces sold 1	6,923	6,126
Equals:
Average cash cost of silver (per ounce)	$4.08	$4.02
Average cash cost of gold (per ounce)	$362	$303
Average cash cost (per silver equivalent ounce 1)	$4.39	$4.08

1)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

SILVER WHEATON 2013 FIRST QUARTER REPORT [20]

iii.
Cash operating margin is calculated by subtracting the average cash cost of silver and gold on a per ounce basis from the average realized selling price of silver and gold on a per ounce basis.  The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended March 31
(in thousands, except for per ounce amounts)	2013	2012
Average realized selling price of silver and gold
Sales	$205,761	$199,638
Divided by - total silver equivalent ounces sold 1	6,923	6,126
Equals - average realized price ($'s per silver equivalent ounce 1)	$29.72	$32.59
Less - average cash cost ($'s per silver equivalent ounce 1)	(4.39)	(4.08)
Cash operating margin per silver equivalent ounce 1	$25.33	$28.51

1)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.  The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

SILVER WHEATON 2013 FIRST QUARTER REPORT [21]

Liquidity and Capital Resources

As at March 31, 2013, the Company had cash and cash equivalents of $75.5 million (December 31, 2012 - $778.2 million) and a working capital deficiency of $1.1 billion (December 31, 2012 – working capital of $735.9 million), with the current period working capital deficiency including $1.09 billion due under the Bridge Facility.  Subsequent to March 31, 2013, the Company reduced the available capacity under the Bridge Facility by $410 million and repaid $500 million of the Bridge Facility with proceeds obtained from drawing on the Revolving Facility.  The Company invests excess cash in short-term, high credit quality, money market instruments.

On February 28, 2013, the Company entered into two new unsecured credit facilities, comprised of (i) a $1 billion Revolving Facility having a 5 year term; and (ii) a $1.5 billion Bridge Facility having a 1 year term.  These facilities replaced the pre-existing $400 million revolving credit facility and the debt outstanding relative to the $200 million Term Facility.

During the three months ended March 31, 2013, the Company generated operating cash flows of $165.6 million compared with$163.8 million during the comparable period of 2012, with the increase being primarily related to an increase in the number of silver equivalent ounces sold, partially offset by a decline in the price realized on sale.

During the three months ended March 31, 2013, the Company had net cash inflows from financing activities of $1.0 billion, which was primarily the result of a drawdown on the Bridge Facility of $1.09 billion and proceeds in the amount of $4.0 million from share purchase options and share purchase warrants exercised during the period, partially offset by the $50 million repayment of the remaining balance on the Term Loan and $11.5 million of upfront costs related to the new credit facilities.  During the three months ended March 31, 2012, the Company had net cash outflows from financing activities of $6.2 million, which was comprised of a scheduled principal repayment of $7.1 million relating to the Company’s Term Loan, partially offset by proceeds in the amount of $0.9 million from share purchase options and share purchase warrants exercised during the period.

During the three months ended March 31, 2013, the Company had net cash outflows relating to investing activities of $1.9 billion, which was primarily related to the upfront payment to Vale totaling $1.9 billion related to the Company’s Salobo and Sudbury gold interests.  During the three months ended March 31, 2012, the Company had net cash outflows relating to investing activities of $0.4 million.

The Company is currently assessing the various options which are available to it to repay the remaining $590 million of debt outstanding under the Bridge Facility.   In the opinion of management, the $75.5 million of cash and cash equivalents as at March 31, 2013, combined with the liquidity provided by the credit available under the $1 billion Revolving Facility and ongoing operating cashflows positions the Company well to fund all outstanding commitments as well as providing flexibility to acquire additional accretive precious metal stream interests.

SILVER WHEATON 2013 FIRST QUARTER REPORT [22]

Contractual Obligations and Contingencies

Silver and Gold Interests

The following table summarizes the Company’s commitments to pay for silver and gold to which it has the contractual right pursuant to the precious metal purchase agreements:

Silver and Gold Interests	Attributable Payable Production to be Purchased		Per Ounce Cash Payment 1,2		Term of Agreement	Date of Contract
	Silver	Gold	Silver	Gold
San Dimas	100% 3	-	$4.12	n/a	Life of Mine	15-Oct-04
Yauliyacu	100% 4	-	$4.08	n/a	20 years	23-Mar-06
Peñasquito	25%	-	$4.02	n/a	Life of Mine	24-Jul-07
Minto	100%	100% 5	$3.98	$306	Life of Mine	1-Dec-08
777	100%	100%/50% 6	$5.90	$400	Life of Mine	8-Aug-12
Salobo	-	25%	n/a	$400	Life of Mine	28-Feb-13
Sudbury	-	70%	n/a	$400	20 years	28-Feb-13
Barrick
Pascua-Lama	25%	-	$3.90	n/a	Life of Mine	8-Sep-09
Lagunas Norte	100%	-	$3.90	n/a	4 years 7	8-Sep-09
Pierina	100%	-	$3.90	n/a	4 years 7	8-Sep-09
Veladero	100% 8	-	$3.90	n/a	4 years 7	8-Sep-09
Other
Los Filos 3	100%	-	$4.17	n/a	25 years	15-Oct-04
Zinkgruvan	100%	-	$4.18	n/a	Life of Mine	8-Dec-04
Keno Hill	25%	-	$3.90	n/a	Life of Mine	2-Oct-08
Mineral Park	100%	-	$3.90	n/a	Life of Mine	17-Mar-08
Neves-Corvo	100%	-	$4.02	n/a	50 years	5-Jun-07
Cozamin	100%	-	$4.12	n/a	10 years	4-Apr-07
Stratoni	100%	-	$4.02	n/a	Life of Mine	23-Apr-07
Campo Morado	75%	-	$3.94	n/a	Life of Mine	13-May-08
Aljustrel	100%	-	$3.98	n/a	50 years	5-Jun-07
Loma de La Plata	12.5%	-	$4.00	n/a	Life of Mine	n/a 9
Rosemont	100%	100%	$3.90	$450	Life of Mine	11-Feb-10
Constancia	100%	-	$5.90	n/a	Life of Mine	8-Aug-12

1)	Subject to an annual inflationary adjustment with the exception of Loma de La Plata and Sudbury.
2)	Should the prevailing market price for silver or gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu.
3)
Until August 6, 2014, Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton is committed to purchase an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp for a per ounce cash payment equal to that applicable under the Los Filos silver purchase agreement.  After August 6, 2014, Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.

4)
To a maximum of 4.75 million ounces per annum.  In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits.  The cumulative shortfall as at March 23, 2013, representing the seven year anniversary, was 15.2 million ounces.

5)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
6)
The Company’s share of gold production at 777 will remain at 100% until the later of the end of 2016 or the satisfaction of a completion test relating to Hudbay’s Constancia project, after which it will be reduced to 50% for the remainder of the mine life.

7)
The Company is committed to purchase silver production from the currently producing mines until December 31, 2013.  In addition, during 2014 and 2015, the Company is committed to purchase all or a portion of the silver production from these mines to the extent of any production shortfall at Pascua-Lama relative to the completion guarantee provided by Barrick, until such time as the completion guarantee is satisfied.

8)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore mined at Veladero during the period.
9)	Terms of the agreement not yet finalized.

SILVER WHEATON 2013 FIRST QUARTER REPORT [23]

Other Contractual Obligations and Contingencies

	Obligations With Scheduled Payment Dates					Other Commitments
(in thousands)	2013	2014 - 2016	2017 - 2018	After 2018	Sub-Total		Total
Bank debt 1	$-	$590,000	$500,000	$-	$1,090,000	$-	$1,090,000
Costs related to Bridge Facility 2
Interest 3	8,899	1,903	-	-	10,802	-	10,802
Funding fee	1,475	-	-	-	1,475	-	1,475
Duration fee	14,803	703	-	-	15,506	-	15,506
Silver and gold interest payments 4
Rosemont	-	-	-	-	-	230,000	230,000
Loma de La Plata	-	-	-	-	-	32,400	32,400
Constancia	-	-	-	-	-	250,000	250,000
Operating leases	375	1,507	132	-	2,014	-	2,014
Total contractual obligations	$25,552	$594,113	$500,132	$-	$1,119,797	$512,400	$1,632,197

1)
At March 31, 2013, the Company had $1.09 billion outstanding on the Bridge Facility. Subsequent to March 31, 2013, the Company repaid $500 million of the Bridge Facility with proceeds obtained from drawing on the Revolving Facility. Following this repayment, the Company had $590 million drawn on the Bridge Facility and $500 million outstanding on the Revolving Facility.

2)
Costs related to the Bridge Facility are estimated under the conservative assumption that the $590 million outstanding balance as at May 10, 2013 will be repaid on its maturity date. Please refer to Note 10 of the Financial Statements for more information.

3)	As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period.
4)	Does not reflect the contingent payment due related to the Salobo gold purchase agreement (see the Salobo section, below).

Rosemont

In connection with the Rosemont precious metals purchase agreement, the Company is committed to pay Augusta total upfront cash payments of $230 million, payable on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

Loma de La Plata

In connection with the Company’s election to convert the debenture with Pan American into a silver purchase agreement, the Company is committed to pay Pan American total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

Constancia

In connection with the Constancia silver purchase agreement, the Company is committed to pay Hudbay two further payments of $125 million to be made once capital expenditures of $500 million and $1 billion have been incurred at Constancia.

Salobo

Vale is in the process of expanding the mill throughput capacity at the Salobo mine to 24 million tonnes per annum (“Mtpa”) from its current 12 Mtpa.  If throughput capacity is expanded above 28 Mtpa within a predetermined period, Silver Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $67 million up to $400 million, dependent on the timing and scale of any expansion.

Other

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including an audit by the Canada Revenue Agency of the Company’s international transactions covering the 2005 to 2010 taxation years, which is currently ongoing.  By their nature, contingencies will only be resolved when one or more future events occur or fail to occur.  The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

SILVER WHEATON 2013 FIRST QUARTER REPORT [24]

Based on information available to management at May 10, 2013, the outstanding legal and tax matters are not expected to have a material adverse effect on the Company. However, if the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations.  In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

Share Capital

During the three months ended March 31, 2013, the Company received cash proceeds of $1.0 million from the exercise of 67,250 share purchase options at a weighted average exercise price of Cdn$15.55 per option.  For the comparable period in 2012, the Company received cash proceeds of $0.9 million from the exercise of 68,400 share purchase options at a weighted average exercise price of Cdn$13.49 per option.

During the three months ended March 31, 2013, the Company received cash proceeds of $3.0 million from the exercise of 148,750 share purchase warrants with an exercise price of $20.00 per warrant.  For the comparable period in 2012, the Company received cash proceeds of $10,000 from the exercise of 497 share purchase warrants with an exercise price of $20.00 per warrant.

As of May 10, 2013, there were 354,770,452 outstanding common shares, 3,217,395 share purchase options, 144,692 restricted share units and 12,470,239 share purchase warrants.

Financial Instruments

In order to mitigate the effect of short-term volatility in silver and gold prices, the Company will occasionally enter into forward contracts in relation to silver and gold deliveries that it is highly confident will occur within a given quarter.  The Company does not hedge its long-term exposure to commodity prices.  Other than these very short-term forward contracts, the Company has not used derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, it is inherently exposed to currency, interest rate and commodity price fluctuations.  No forward contracts were outstanding at March 31, 2013.

The Company owns equity interests in several publicly traded mineral exploration, development and mining companies as long-term investments and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

Changes in Accounting Policies

IAS 1 - Presentation of Financial Statements (amended 2011)

In June 2011, the International Accounting Standards Board (“IASB”) issued amendments to IAS 1 - Presentation of Financial Statements (“IAS 1”) that require an entity to group items presented in the statement of other comprehensive income on the basis of whether they may be reclassified to profit or loss subsequent to initial recognition. For those items presented before tax, the amendments to IAS 1 also require that the tax related to the two separate groups be presented separately. The adoption of this amended standard did not result in a material impact on the Company’s consolidated financial statements.

IFRS 10 - Consolidated Financial Statements (“IFRS 10”)

In May 2011, the IASB issued IFRS 10 - Consolidated Financial Statements to replace IAS 27 - Consolidated and Separate Financial Statements and SIC 12 - Consolidation – Special Purpose Entities. The new consolidation standard changes the definition of control so that the same criteria apply to all entities, both operating and special purpose entities, to determine control. The revised definition focuses on the need to have both power over the investee to direct relevant activities and exposure to variable returns before control is present.  The adoption of this new standard did not result in a material impact on the Company’s consolidated financial statements.

IFRS 11 - Joint Arrangements (“IFRS 11”)

In May 2011, the IASB issued IFRS 11 - Joint Arrangements to replace IAS 31 - Interests in Joint Ventures. The new standard defines two types of arrangements: Joint Operations and Joint Ventures. Focus is on the rights and obligations of the parties to the joint arrangement, thereby requiring parties to recognize the individual assets and liabilities to which they have rights or for which they are responsible, even if the joint arrangement operates in a separate legal entity. The adoption of this new standard did not result in a material impact on the Company’s consolidated financial statements.

SILVER WHEATON 2013 FIRST QUARTER REPORT [25]

IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12”)

In May 2011, the IASB issued IFRS 12 - Disclosure of Interests in Other Entities to create a comprehensive disclosure standard to address the requirements for subsidiaries, joint arrangements and associates and the reporting entity’s involvement with other entities. It also includes the requirements for unconsolidated structured entities (i.e. special purpose entities). The adoption of this new standard did not result in a material impact on the Company’s consolidated financial statements.

IFRS 13 - Fair Value Measurement

In May 2011, the IASB issued IFRS 13 - Fair Value Measurement as a single source of guidance for all fair value measurements required by IFRS to reduce the complexity and improve consistency across its application.  The standard provides a definition of fair value and guidance on how to measure fair value as well as a requirement for enhanced disclosures. The adoption of this new standard did not result in a material impact on the Company’s consolidated financial statements.

Future Changes in Accounting Policies

The IASB has issued the following new or amended standards:

Standards required to be applied for periods beginning on or after January 1, 2014:

•	IAS 32 – Financial Instruments: Presentation (amended 2011)

Standards required to be applied for periods beginning on or after January 1, 2015:

•	IFRS 9 (2010) – Financial Instruments (amended 2010)

The Company has early adopted IFRS 9 (2009) – Financial Instruments.  Early adoption of the above standards is permitted.

Based upon its current facts and circumstances, the Company does not expect to be materially affected by the application of these new standards.

Subsequent Events

Declaration of Dividend

On May 10, 2013, the Board of Directors declared a dividend in the amount of $0.12 per common share as the result of an amended dividend policy whereby the quarterly dividend will be equal to 20% of the average of the previous four quarters' operating cash flow, with a gradual implementation.  This dividend is payable to shareholders of record on May 23, 2013 and is expected to be distributed on or about May 31, 2013.

Credit Facilities

Subsequent to March 31, 2013, the Company reduced the available capacity under the Bridge Facility by $410 million and repaid $500 million of outstanding debt under such facility with proceeds received from drawing on the Revolving Facility.

SILVER WHEATON 2013 FIRST QUARTER REPORT [26]

Controls and Procedures

Disclosure Controls and Procedures

Silver Wheaton’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of Silver Wheaton’s disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators, as of March 31, 2013.  Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that Silver Wheaton’s disclosure controls and procedures were effective at the reasonable assurance level as of March 31, 2013.

Internal Control Over Financial Reporting

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s controls include policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors; and,

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

There have been no changes in the Company’s internal control over financial reporting during the three months ended March 31, 2013 that would materially affect, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, management has concluded that the internal control over financial reporting was effective at the reasonable assurance level as of March 31, 2013.

Limitation of Controls and Procedures

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

SILVER WHEATON 2013 FIRST QUARTER REPORT [27]

Attributable Reserves and Resources (1)

The following tables set forth the estimated Mineral Reserves and Mineral Resources (silver and/or gold only) for the mines relating to which the Company has purchase agreements, adjusted where applicable to reflect the Company’s percentage entitlement to silver and/or gold produced from such mines, as of December 31, 2012, unless otherwise noted.

ATTRIBUTABLE PROVEN AND PROBABLE RESERVES (1,2,3,8,17)
AS OF DECEMBER 31, 2012 UNLESS OTHERWISE NOTED(6)

	Proven			Probable			Proven & Probable
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Process Recovery % (7)
SILVER	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
Peñasquito (25%)(14)
Mill	144.5	29.4	136.4	121.2	20.8	80.9	265.7	25.5	217.4	53-65%
Heap Leach	8.1	14.6	3.8	21.9	9.7	6.8	29.9	11.0	10.6	24%
San Dimas(10, 14)	-	-	-	4.6	267.5	39.4	4.6	267.5	39.4	94%
Pascua-Lama (25%)(14)	9.9	59.5	18.9	86.3	54.1	150.2	96.2	54.7	169.1	82%
Lagunas Norte(11)	3.4	3.2	0.4	38.6	3.2	4.0	42.1	3.2	4.3	22%
Pierina(11)	2.8	9.0	0.8	20.6	9.0	6.0	23.3	9.0	6.8	37%
Veladero(11)	4.7	10.6	1.6	62.4	10.6	21.2	67.1	10.6	22.8	6%
Yauliyacu(11, 12)	1.1	96.0	3.3	2.9	100.0	9.4	4.0	98.9	12.7	85%
777 (13, 14)	5.0	27.3	4.4	6.4	28.5	5.9	11.4	28.0	10.3	64%
Neves-Corvo
Copper	6.1	40.0	7.8	18.0	40.0	23.2	24.1	40.0	31.0	35%
Zinc	11.5	72.0	26.7	11.2	67.0	24.0	22.7	69.5	50.7	20%
Rosemont(15)	279.5	4.1	37.0	325.8	4.1	43.1	605.3	4.1	80.1	80%
Constancia	359.0	3.3	38.3	91.0	3.6	10.6	450.0	3.4	48.8	72%
Mineral Park(15)	281.9	2.7	24.6	71.4	2.9	6.7	353.3	2.8	31.3	49%
Zinkgruvan
Zinc	8.4	95.0	25.8	2.4	54.0	4.2	10.9	85.9	30.0	70%
Copper	3.9	32.0	4.0	0.1	34.0	0.1	4.0	32.0	4.1	78%
Aljustrel
Copper	2.2	19.2	1.3	8.4	15.3	4.1	10.6	16.1	5.5	30%
Campo Morado (75%)	0.8	158.2	4.0	0.2	133.3	0.6	0.9	154.3	4.7	55%
Stratoni	0.8	195.0	4.9	0.1	107.0	0.4	0.9	184.0	5.3	83%
Minto	6.0	5.1	1.0	7.0	5.2	1.2	13.0	5.1	2.2	78%
Cozamin(11)
Copper	1.8	61.3	3.6	3.2	45.4	4.6	5.0	51.2	8.2	74%
Los Filos	72.6	5.3	12.3	224.1	5.6	40.2	296.7	5.5	52.5	5%

Total Silver			360.8			486.8			847.6
GOLD
Salobo (25%)(16)	159.2	0.42	2.15	121.5	0.32	1.25	280.6	0.38	3.40	66%
Sudbury (70%)(11)	37.2	0.36	0.43	25.8	0.36	0.30	63.0	0.36	0.72	81%
777 (13, 14)	3.7	1.89	0.23	4.9	1.89	0.30	8.6	1.89	0.52	73%
Minto	6.0	0.66	0.13	7.0	0.54	0.12	13.0	0.60	0.25	74%
TOTAL GOLD			2.93			1.96			4.90

SILVER WHEATON 2013 FIRST QUARTER REPORT [28]

ATTRIBUTABLE MEASURED & INDICATED RESOURCES (1,2,3,4,5,9,17)
AS OF DECEMBER 31, 2012 UNLESS OTHERWISE NOTED(6)

	Measured			Indicated			Measured & Indicated
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
SILVER	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
Peñasquito (25%)(14)
Mill	31.4	14.4	14.6	112.9	13.1	47.6	144.2	13.4	62.2
Heap Leach	0.9	5.0	0.1	5.4	4.2	0.7	6.4	4.3	0.9
Pascua-Lama (25%)(14)	5.3	24.5	4.2	55.9	23.4	42.1	61.2	23.5	46.3
Yauliyacu(11, 12)	0.7	115.6	2.5	5.1	227.1	37.2	5.8	214.2	39.7
Neves-Corvo
Copper	4.1	49.3	6.4	23.1	50.7	37.6	27.1	50.5	44.1
Zinc	13.0	59.7	25.0	51.6	55.4	92.0	64.6	56.3	117.0
Rosemont(15)	38.5	3.0	3.7	197.7	2.7	17.1	236.2	2.7	20.8
Constancia	119.0	2.3	8.6	344.0	2.0	21.9	463.0	2.1	30.5
Mineral Park(15)	101.0	2.6	8.4	175.6	2.7	15.2	276.6	2.7	23.6
Zinkgruvan
Zinc	1.0	88.8	2.7	3.7	124.6	14.7	4.6	117.2	17.4
Copper	1.5	21.2	1.0	0.5	33.8	0.6	2.0	24.3	1.6
Aljustrel
Zinc	1.3	65.6	2.7	20.5	60.3	39.7	21.8	60.7	42.4
Copper	-	-	-	0.1	11.7	0.04	0.1	11.7	0.04
Campo Morado (75%)	5.0	128.9	20.6	2.4	123.5	9.7	7.4	127.1	30.2
Loma de La Plata (12.5%)	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8
Minto	7.4	3.9	0.9	31.2	3.4	3.4	38.6	3.5	4.3
Keno Hill (25%)
Underground	-	-	-	0.6	506.0	10.4	0.6	506.0	10.4
Elsa Tailings	-	-	-	0.6	119.0	2.4	0.6	119.0	2.4
Los Filos	9.6	8.5	2.6	61.4	6.8	13.4	71.0	7.0	16.0

Total Silver			104.1			425.4			529.5
GOLD
Salobo (25%)(16)	12.3	0.47	0.19	48.8	0.37	0.58	61.1	0.39	0.77
Sudbury (70%)(11)	-	-	-	26.5	0.47	0.40	26.5	0.47	0.40
Minto	7.4	0.44	0.10	31.2	0.32	0.32	38.6	0.34	0.42
TOTAL GOLD			0.29			1.30			1.59

SILVER WHEATON 2013 FIRST QUARTER REPORT [29]

ATTRIBUTABLE INFERRED RESOURCES (1,2,3,4,5,9,17)
AS OF DECEMBER 31, 2012 UNLESS OTHERWISE NOTED (6)

	Inferred
	Tonnage	Grade	Contained
SILVER	Mt	g/t	Moz
Peñasquito (25%)(14)
Mill	31.7	9.1	9.3
Heap Leach	12.7	1.6	0.7
San Dimas(10, 14)	6.1	327.2	64.6
Pascua-Lama (25%)(14)	8.1	15.5	4.0
777 (13, 14)	0.8	31.1	0.8
Neves-Corvo
Copper	25.4	47.2	38.6
Zinc	22.1	51.0	36.2
Rosemont(15)	104.5	3.3	11.1
Constancia	223.0	1.9	13.4
Mineral Park(15)	320.1	2.3	23.9
Zinkgruvan
Zinc	4.6	78.0	11.4
Copper	0.6	31.0	0.6
Aljustrel
Zinc	8.7	50.4	14.0
Copper	4.7	16.0	2.4
Campo Morado (75%)	1.7	128.9	7.1
Stratoni	0.7	89.0	2.0
Loma de La Plata (12.5%)	0.2	76.0	0.4
Minto	16.2	3.2	1.7
Keno Hill (25%)
Underground	0.2	340.8	1.9
Los Filos	239.2	6.0	46.5

TOTAL SILVER			290.5
GOLD
Salobo (25%)(16)	37.0	0.31	0.37
Sudbury (70%)(11)	12.6	0.47	0.19
777 (13, 14)	0.4	1.75	0.02
Minto	16.2	0.34	0.18
TOTAL GOLD			0.76

SILVER WHEATON 2013 FIRST QUARTER REPORT [30]

Notes:

1.	All Mineral Reserves and Mineral Resources have been calculated in accordance with the CIM Standards and NI 43-101, or the AusIMM JORC equivalent.
2.	Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes (“Mt”), grams per metric tonne (“g/t”) and millions of ounces (“Moz”).

3.
Individual qualified persons (“QPs”), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) for the following operations are as follows:

a.
Salobo – Christopher Jacobs, CEng MIMMM (Vice President and Mining Economist), James Turner, CEng MIMMM (Senior Mineral Process Engineer), Barnard Foo, P. Eng., MBA (Senior Mining Engineer) and Jason Ché Osmond, FGS, C.Geol, EurGeol (Senior Geologist) all of whom are employees of Micon International Ltd.

b.
All other operations and development projects: the Company’s QPs Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); Samuel Mah, M.A.Sc., P.Eng. (Senior Director, Project Evaluations), both employees of the Company (the “Company’s QPs”).

4.
The Mineral Resources reported in the above tables are exclusive of Mineral Reserves.  The Minto, Campo Morado, Neves-Corvo, Zinkgruvan and Aljustrel mines report Mineral Resources inclusive of Mineral Reserves.  The Company’s QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

6.
Other than as detailed below, Mineral Reserves and Mineral Resources are reported as of December 31, 2012 based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.

a.	Resources and Reserves for Neves-Corvo and Zinkgruvan are reported as of June 30, 2012.

b.	Resources and Reserves for Rosemont are reported as of August 28, 2012.

c.
Resources for the Constancia and Pampacancha deposits are reported as of August 23, 2011 and April 2, 2012, respectively.  Reserves for both Constancia and Pampacancha deposits are reported as of August 8, 2012.

d.	Resources for Mineral Park are reported as of December 29, 2006.

e.	Resources and Reserves for Aljustrel’s Feitais and Moinho deposits are reported as of November 30, 2010, Resources for the Estaçao deposit are reported as of December 31, 2007.

f.	Resources for Campo Morado’s El Rey, Naranjo and Reforma deposits are reported as of October 13, 2005.

g.	Resources for Keno Hill’s Elsa Tailings are reported as of April 22, 2010, Lucky Queen and Onek deposits as of July 27, 2011, Bermingham as of June 27, 2012 and Flame and Moth as of January 30, 2013.

h.	Resources for Loma de La Plata are reported as of May 20, 2009.

7.	Process recoveries are the average percentage of silver or gold in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants as reported by the operators.

8.	Mineral Reserves are estimated using appropriate process recovery rates and the following commodity prices:

a.	Peñasquito and Los Filos -$24.00 per ounce silver.

b.	San Dimas $25.00 per ounce silver.

c.	Rosemont and Cozamin - $20.00 per ounce silver.

d.	Pascua-Lama - $22.00 per ounce silver.

e.	Lagunas Norte, Veladero, Pierina – $28.00 per ounce silver.

f.	Yauliyacu - $30.00 per ounce silver.

g.	777 – $25.00 per ounce silver and $1,250 per ounce gold.

h.	Neves-Corvo – 1.4% Cu cut-off for the copper Reserve and 5.0% Zn cut-off for all the zinc Reserves except for Lombador which was reported above a cut-off of 6.0% Zn.

i.	Constancia - $23.00 per ounce silver.

j.	Mineral Park – $7.50 per ounce silver.

k.	Zinkgruvan – 3.7% Zn equivalent cut-off for the zinc Reserve and 1.8% Cu cut-off for the copper Reserve.

l.	Aljustrel – 1.5% Cu cut-off for all copper Reserves, 4.5% Zn cut-off for all zinc Reserves.

m.	Campo Morado - $18.92 per ounce silver.

n.	Stratoni - $6.72 per ounce silver.

o.	Minto – $3.90 per ounce silver and $300 per ounce gold.

p.	Salobo and Sudbury - $1,150 per ounce gold.

9.	Mineral Resources are estimated using appropriate recovery rates and the following commodity prices:

a.	Peñasquito and Los Filos - $27.00 per ounce silver.

b.	San Dimas - $25.00 per ounce silver.

c.	Pascua-Lama, Lagunas Norte, Veladero and Pierina – $28.00 per ounce silver.

d.	Yauliyacu – $30.00 per ounce silver.

e.	777 – $25.00 per ounce silver and $1,250 per ounce gold.

f.	Neves-Corvo – 1.0% Cu cut-off for the copper Resource and 3.0% Zn cut-off for the zinc Resource.

g.	Rosemont and Cozamin – $20.00 per ounce silver.

h.	Constancia - $22.00 per ounce silver.

i.	Mineral Park – $7.50 per ounce silver.

j.	Zinkgruvan – 3.7% Zn equivalent cut-off for the zinc Resource and 1.0% Cu cut-off for the copper Resource.

k.	Aljustrel – 1.5% Cu cut-off for all copper Resources, 4.5% Zn cut-off for Feitais and Moinho zinc Resources and 4.0% for Estação zinc Resources.

SILVER WHEATON 2013 FIRST QUARTER REPORT [31]

l.	Campo Morado – $18.92 per ounce silver for the G-9 zones and 5% Zn cut-off for the El Rey, Naranjo and Reforma deposits.

m.	Stratoni - $6.72 per ounce silver.

n.	Minto – 0.5% Cu cut-off.

o.	Loma de La Plata – $12.50 per ounce silver.

p.
Keno Hill – $15.25 per ounce silver for the Southwest and 99 Zones, $14.50 per ounce silver for the East Zone, $17.00 per ounce silver for the Elsa Tailings, $18.50 per ounce silver for the Lucky Queen and Onek deposits, $23.00 per ounce silver for Bermingham and $24.00 per ounce silver for Flame and Moth.

q.	Salobo and Sudbury - $1,150 per ounce gold.

10.
The San Dimas silver purchase agreement provides that from August 6, 2010 until August 5, 2014, Primero Mining Corp. (“Primero”) will deliver to the Company a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus the Company will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp Inc. (“Goldcorp”).  Beginning August 6, 2014, Primero will deliver to the Company a per annum amount equal to the first 6.0 million ounces of payable silver produced at San Dimas and 50% of any excess, for the life of the mine.

11.
The Company’s attributable Resources and Reserves for Pierina, Lagunas Norte, Veladero, Cozamin and Yauliyacu silver interests, in addition to the Sudbury and 777 gold interests, have been constrained to the production expected for the various contracts.

12.
The Company’s Yauliyacu silver purchase agreement (March 2006) with Glencore International AG provides for the delivery of up to 4.75 million ounces of silver per year for 20 years.  In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits.  Depending upon production levels it is possible that the Company’s current attributable tonnage may not be mined before the agreement expires.

13.
The 777 purchase agreement provides that Hudbay Minerals Inc. (“Hudbay”) will deliver 100% of the payable silver for the life of the mine and 100% of the payable gold until completion of the Constancia project, after which the gold stream will reduce to 50%.  The gold figures in this table represent the attributable 777 Resources and Reserves constrained to the production expected for the 777 contract.  .

14.	The scientific and technical information in this document regarding Peñasquito, San Dimas, Pascua-Lama and 777 was sourced by the Company from the following SEDAR (www.sedar.com) filed documents:

a.	Peñasquito - Goldcorp annual information Form filed on March 1, 2013;

b.	San Dimas - Primero annual information Form filed on April 2, 2013;

c.	Pascua-Lama - Barrick Gold Corp. annual information Form filed on March 28, 2013; and

d.	777 - Hudbay annual information filed on March 28, 2013.

The Company QP’s have approved the disclosure of scientific and technical information in respect of Peñasquito, San Dimas, Pascua-Lama and 777 in this document.

15.	The Mineral Park and Rosemont Resources and Reserves do not include the SX/EW leach material since this process does not recover silver.

16.	The Company has filed a technical report for Salobo, which is available on SEDAR at www.sedar.com.

17.
Silver and gold are produced as by-product metal at all operations with the exception of silver at the Keno Hill mine and Loma de La Plata project; therefore, the economic cut-off applied to the reporting of silver and gold Resources and Reserves will be influenced by changes in the commodity prices of other metals at the time.

SILVER WHEATON 2013 FIRST QUARTER REPORT [32]

Cautionary Note Regarding Forward-Looking Statements

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation.  Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver or gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination, reserve conversion rates and statements as to any future dividends.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver or gold; the absence of control over mining operations from which Silver Wheaton purchases silver and gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver and gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements.  Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Silver Wheaton more generally, readers should refer to Silver Wheaton’s Annual Information Form for the year ended December 31, 2012 and other continuous disclosure documents filed by Silver Wheaton since January 1, 2013, available on SEDAR at www.sedar.com. Silver Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them and expressly prohibits U.S. registered companies from including such terms in their filings with the SEC. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.  United States investors are urged to consider closely the disclosure in Silver Wheaton’s Form 40-F, a copy of which may be obtained from Silver Wheaton or from http://www.sec.gov/edgar.shtml.

SILVER WHEATON 2013 FIRST QUARTER REPORT [33]

Condensed Interim Consolidated Statements of Earnings

		Three Months Ended March 31
(US dollars and shares in thousands, except per share amounts - unaudited)	Note	2013	2012
Sales	4	$205,761	$199,638
Cost of sales
Cost of sales, excluding depletion		$30,410	$25,019
Depletion		24,341	17,206
Total cost of sales		$54,751	$42,225
Earnings from operations		$151,010	$157,413
Expenses and other income
General and administrative 1	5	$9,893	$7,564
Foreign exchange gain		(111)	(30)
Interest expense	10	680	-
Other expense (income)	6	2,845	(650)
		$13,307	$6,884
Earnings before income taxes		$137,703	$150,529
Income tax expense	16	(4,282)	(3,348)
Net earnings		$133,421	$147,181

Basic earnings per share		$0.38	$0.42
Diluted earnings per share		$0.37	$0.41
Weighted average number of shares outstanding
Basic	14	354,423	353,529
Diluted	14	356,382	355,943
1) Equity settled stock based compensation (a non-cash item) included in general and administrative expenses.		$1,470	$1,659

Condensed Interim Consolidated Statements of Comprehensive Income

		Three Months Ended March 31
(US dollars in thousands - unaudited)	Note	2013	2012
Net earnings		$133,421	$147,181
Other comprehensive income (loss)
Items that will not be reclassified to net earnings
Loss on long-term investments - common shares held	8	$(25,384)	$(10,707)
Deferred income tax recovery	16	1,259	1,511
Total other comprehensive loss		$(24,125)	$(9,196)
Total comprehensive income		$109,296	$137,985

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER WHEATON 2013 FIRST QUARTER REPORT [34]

Condensed Interim Consolidated Balance Sheets

	Note	March 31	December 31
(US dollars in thousands - unaudited)		2013	2012
Assets
Current assets
Cash and cash equivalents		$75,535	$778,216
Accounts receivable	7	5,291	6,197
Other		6,267	966
Total current assets		$87,093	$785,379
Non-current assets
Silver and gold interests	9	$4,211,991	$2,281,234
Long-term investments	8	94,663	121,377
Other		6,506	1,347
Total non-current assets		$4,313,160	$2,403,958
Total assets		$4,400,253	$3,189,337
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$20,363	$20,898
Dividends payable	11.2	49,647	-
Current portion of bank deb	10	1,090,000	28,560
Current portion of performance share units	13.1	1,023	-
Total current liabilities		$1,161,033	$49,458
Non-current liabilities
Long-term portion of bank debt	10	$-	$21,500
Deferred income taxes	16	12,230	9,250
Performance share units	13.1	1,207	2,055
Total non-current liabilities		$13,437	$32,805
Total liabilities		$1,174,470	$82,263
Shareholders' equity
Issued capital	11	$1,816,975	$1,811,577
Reserves	12	27,826	(1,710)
Retained earnings		1,380,982	1,297,207
Total shareholders' equity		$3,225,783	$3,107,074
Total liabilities and shareholders' equity		$4,400,253	$3,189,337
Commitments and contingencies	10, 17

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER WHEATON 2013 FIRST QUARTER REPORT [35]

Condensed Interim Consolidated Statements of Cash Flows

		Three Months Ended March 31
(US dollars in thousands - unaudited)	Note	2013	2012
Operating activities
Net earnings		$133,421	$147,181
Adjustments for
Depreciation and depletion		24,393	17,267
Interest expense		680	-
Amortization of credit facility origination fees		1,005	-
Equity settled stock based compensation		1,470	1,659
Performance share units	13.1	214	176
Deferred income tax expense	16	4,239	3,068
Loss (gain) on fair value adjustment of share purchase warrants held	8	1,330	(675)
Investment income recognized in net earnings		(231)	(319)
Other		(4)	(92)
Change in non-cash operating working capital	15	(1,110)	(4,756)
Cash generated from operations		$165,407	$163,509
Interest received		205	302
Cash generated from operating activities		$165,612	$163,811
Financing activities
Bank debt repaid	10	$(50,060)	$(7,140)
Bank debt drawn	10	1,090,000	-
Credit facility origination fees		(11,518)	-
Share purchase warrants exercised		2,975	10
Share purchase options exercised		1,042	924
Cash generated from (applied to) financing activities		$1,032,439	$(6,206)
Investing activities
Silver and gold interests		$(1,900,620)	$(180)
Interest paid - capitalized to silver interests		(138)	(215)
Dividend income received		57	17
Other		(19)	(20)
Cash applied to investing activities		$(1,900,720)	$(398)
Effect of exchange rate changes on cash and cash equivalents		$(12)	$81
(Decrease) increase in cash and cash equivalents		$(702,681)	$157,288
Cash and cash equivalents, beginning of period		778,216	840,201
Cash and cash equivalents, end of period		$75,535	$997,489

At March 31, 2013, the Company’s cash and cash equivalents consisted of $75.5 million in cash (December 31, 2012 - $375.2 million) and $Nil in cash equivalents (December 31, 2012 - $403.0 million).  Cash equivalents include short-term deposits, treasury bills, commercial paper, bankers’ depository notes and bankers’ acceptances with terms to maturity of less than three months.

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER WHEATON 2013 FIRST QUARTER REPORT [36]

Condensed Interim Consolidated Statements of Shareholders’ Equity

		Reserves
(US dollars in thousands - unaudited)	Issued Capital	Share Purchase Warrants Reserve	Share Purchase Options Reserve	Restricted Share Units Reserve	Long-Term Investment Revaluation Reserve (Net of Tax)	Total Reserves	Retained Earnings	Total
At January 1, 2012	$1,793,772	$7,457	$12,314	$2,510	$3,141	$25,422	$835,023	$2,654,217
Total comprehensive income
Net earnings	$-	$-	$-	$-	$-	$-	$147,181	$147,181
OCI 1	-	-	-	-	(9,196)	(9,196)	-	(9,196)
Total comprehensive income (loss)	$-	$-	$-	$-	$(9,196)	$(9,196)	$147,181	$137,985
Fair value of SBC 1	$-	$-	$1,405	$254	$-	$1,659	$-	$1,659
Options 1 exercised	1,222	$-	$(298)	$-	$-	(298)	-	924
RSUs 1 released	946	$-	$-	$(946)	$-	(946)	-	-
Warrants 1 exercised	11	$(1)	$-	$-	$-	(1)	-	10
Dividends (Note 11.2)	-	$-	$-	$-	$-	-	(31,829)	(31,829)
At March 31, 2012	$1,795,951	$7,456	$13,421	$1,818	$(6,055)	$16,640	$950,375	$2,762,966
Total comprehensive income
Net earnings	$-	$-	$-	$-	$-	$-	$438,855	$438,855
OCI 1	-	-	-	-	(19,459)	(19,459)	-	(19,459)
Total comprehensive income (loss)	$-	$-	$-	$-	$(19,459)	$(19,459)	$438,855	$419,396
Fair value of SBC 1	$-	$-	$3,786	$975	$-	$4,761	$-	$4,761
Options 1 exercised	13,263	-	(3,157)	-	-	(3,157)	-	10,106
RSUs 1 released	240	-	-	(240)	-	(240)	-	-
Warrants 1 exercised	2,123	(255)	-	-	-	(255)	-	1,868
Dividends	-	-	-	-	-	-	(92,023)	(92,023)
At December 31, 2012	$1,811,577	$7,201	$14,050	$2,553	$(25,514)	$(1,710)	$1,297,207	$3,107,074
Total comprehensive income
Net earnings	$-	$-	$-	$-	$-	$-	$133,421	$133,421
OCI 1	-	-	-	-	(24,125)	(24,125)	-	(24,125)
Total comprehensive income	$-	$-	$-	$-	$(24,125)	$(24,125)	$133,421	$109,296
Fair value of SBC 1	$-	$-	$1,276	$194	$-	$1,470	$-	$1,470
Options 1 exercised	1,362	-	(320)	-	-	(320)	-	1,042
RSUs 1 released	655	-	-	(655)	-	(655)	-	-
Warrants 1 exercised	3,381	(406)	-	-	-	(406)	-	2,975
Warrants 1 issued	-	53,572	-	-	-	53,572	-	53,572
Dividends (Note 11.2)	-	-	-	-	-	-	(49,646)	(49,646)
At March 31, 2013	$1,816,975	$60,367	$15,006	$2,092	$(49,639)	$27,826	$1,380,982	$3,225,783

1)
Definitions as follows: “OCI” = Other Comprehensive Income (Loss); “SBC” = Equity Settled Stock Based Compensation; “Options” = Share Purchase Options; “RSUs” = Restricted Share Units; “Warrants” = Share Purchase Warrants.

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER WHEATON 2013 FIRST QUARTER REPORT [37]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2013 (US Dollars - Unaudited)

1.	Description of Business and Nature of Operations

Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) is a mining company which generates its revenue primarily from the sale of silver and gold.  The Company is incorporated and domiciled in Canada, and its registered office is at Suite 3150 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.  The Company trades on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the symbol SLW.  In addition, the Company has share purchase warrants that trade on the TSX under the symbol SLW.WT.U.

The Company has entered into 20 long-term purchase agreements associated with silver and/or gold (“precious metal purchase agreements”), relating to 23 different mining assets, whereby Silver Wheaton acquires silver and gold production from the counterparties for a per ounce cash payment at or below the prevailing market price.  During the three months ended March 31, 2013, the per ounce price paid by the Company for silver and gold under the agreements averaged $4.08 and $362, respectively.  The primary drivers of the Company’s financial results are the volume of silver and gold production at the various mines and the price of silver and gold realized by Silver Wheaton upon sale.

The consolidated financial statements of the Company for the three months ended March 31, 2013 were authorized for issue in accordance with a resolution of the Board of Directors dated on May 10, 2013.

2.	Significant Accounting Policies

2.1.	Basis of Presentation

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments which have been measured at fair value as at the relevant balance sheet date.  The consolidated financial statements are presented in United States (“US”) dollars, which is the Company’s functional currency, and all values are rounded to the nearest thousand US dollars (US$ 000’s) unless otherwise noted.  References to “Cdn$” refer to Canadian dollars.

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”).  The accounting policies applied in these unaudited condensed interim consolidated financial statements are based on International Financial Reporting Standards (“IFRS”) as issued by the IASB and have been prepared using the same accounting policies and methods of application as disclosed in Note 2 to the audited consolidated financial statements for the year ended December 31, 2012 and were consistently applied to all the periods presented unless otherwise stated below.  These unaudited condensed interim consolidated financial statements do not include all the information and note disclosures required by IFRS for annual consolidated financial statements and therefore should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2012.

The preparation of financial statements in accordance with IAS 34 requires the use of certain accounting estimates.  It also requires management to exercise judgment in applying the Company’s accounting policies.  The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3.

In the opinion of management, all adjustments (including normal recurring adjustments) necessary to present fairly the financial position at March 31, 2013 and the results of operations and cash flows for all periods presented have been made.  The interim results are not necessarily indicative of results for a full year.

2.2.	Changes in Accounting Policies

Accounting Policies Implemented Effective January 1, 2013

IAS 1 - Presentation of Financial Statements (amended 2011)

In June 2011, the IASB issued amendments to IAS 1 - Presentation of Financial Statements (“IAS 1”) that require an entity to group items presented in the statement of other comprehensive income on the basis of whether they may be reclassified to profit or loss subsequent to initial recognition. For those items presented before tax, the amendments to IAS 1 also require that the tax related to the two separate groups be presented separately. The adoption of this amended standard did not result in a material impact on the Company’s consolidated financial statements.

SILVER WHEATON 2013 FIRST QUARTER REPORT [38]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2013 (US Dollars - Unaudited)

IFRS 10 - Consolidated Financial Statements (“IFRS 10”)

In May 2011, the IASB issued IFRS 10 - Consolidated Financial Statements to replace IAS 27 - Consolidated and Separate Financial Statements and SIC 12 - Consolidation – Special Purpose Entities. The new consolidation standard changes the definition of control so that the same criteria apply to all entities, both operating and special purpose entities, to determine control. The revised definition focuses on the need to have both power over the investee to direct relevant activities and exposure to variable returns before control is present.  The adoption of this new standard did not result in a material impact on the Company’s consolidated financial statements.

IFRS 11 - Joint Arrangements (“IFRS 11”)

In May 2011, the IASB issued IFRS 11 - Joint Arrangements to replace IAS 31 - Interests in Joint Ventures. The new standard defines two types of arrangements: Joint Operations and Joint Ventures. Focus is on the rights and obligations of the parties to the joint arrangement, thereby requiring parties to recognize the individual assets and liabilities to which they have rights or for which they are responsible, even if the joint arrangement operates in a separate legal entity. The adoption of this new standard did not result in a material impact on the Company’s consolidated financial statements.

IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12”)

In May 2011, the IASB issued IFRS 12 - Disclosure of Interests in Other Entities to create a comprehensive disclosure standard to address the requirements for subsidiaries, joint arrangements and associates and the reporting entity’s involvement with other entities. It also includes the requirements for unconsolidated structured entities (i.e. special purpose entities). The adoption of this new standard did not result in a material impact on the Company’s consolidated financial statements.

IFRS 13 - Fair Value Measurement

In May 2011, the IASB issued IFRS 13 - Fair Value Measurement as a single source of guidance for all fair value measurements required by IFRS to reduce the complexity and improve consistency across its application.  The standard provides a definition of fair value and guidance on how to measure fair value as well as a requirement for enhanced disclosures. The adoption of this new standard did not result in a material impact on the Company’s consolidated financial statements.

2.3.	Future Changes in Accounting Policies

The IASB has issued the following new or amended standards:

Standards required to be applied for periods beginning on or after January 1, 2014:

•	IAS 32 – Financial Instruments: Presentation (amended 2011)

Standards required to be applied for periods beginning on or after January 1, 2015:

•	IFRS 9 (2010) – Financial Instruments (amended 2010)

The Company has early adopted IFRS 9 (2009) – Financial Instruments.  Early adoption of the above standards is permitted.

Based upon its current facts and circumstances, the Company does not expect to be materially affected by the application of these new standards.

SILVER WHEATON 2013 FIRST QUARTER REPORT [39]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2013 (US Dollars - Unaudited)

3.	Key Sources of Estimation Uncertainty and Critical Accounting Judgments

The preparation of the Company’s condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Information about significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

Key Sources of Estimation Uncertainty

3.1.	Attributable Reserve and Resource Estimates

Silver and gold interests are significant assets of the Company, with a carrying value of $4.2 billion at March 31, 2013.  This amount represents the capitalized expenditures related to the acquisition of the silver and gold interests, net of accumulated depletion.  The Company estimates the reserves and resources relating to each agreement.  Reserves are estimates of the amount of silver or gold that can be economically and legally extracted from the mining properties at which the Company has precious metal purchase agreements, adjusted where applicable to reflect the Company’s percentage entitlement to silver and gold produced from such mines.  The Company estimates its reserves and resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and require complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of the Company’s silver and gold interests and depletion charges.

3.2.	Depletion

The Company’s silver and gold interests are separately allocated to reserves, resources and exploration potential.  The value allocated to reserves is classified as depletable and is depleted on a unit-of-sale basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement.   To make this allocation, the Company estimates the recoverable reserves, resources and exploration potential at each mining operation.  These calculations require the use of estimates and assumptions, including the amount of contained silver and gold, recovery rates and payable rates. Changes to these assumptions may impact the estimated recoverable reserves, resources or exploration potential which could directly impact the depletion rates used.  Changes to depletion rates are accounted for prospectively.

3.3.	Impairment of Assets

The Company assesses each silver and gold interest each reporting period to determine whether any indication of impairment exists. The calculation of the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of silver and gold, and operating performance.

3.4.	Valuation of Stock Based Compensation

The Company has various forms of stock based compensation, including share purchase options, restricted share units (“RSUs”) and performance share units (“PSUs”).  The calculation of the fair value of share purchase options, RSUs and PSUs issued requires the use of estimates as more fully described in Notes 12.2, 12.3 and 13.1, respectively.

3.5.	Provisionally Priced Concentrate Sales

As discussed in Note 4, the Company’s provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes and adjusted to fair value through revenue each reporting period, until the date of final settlement.  The calculation of the fair value of the embedded derivative requires the use of estimates and assumptions related to the future price of silver and/or gold.

SILVER WHEATON 2013 FIRST QUARTER REPORT [40]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2013 (US Dollars - Unaudited)

3.6.	Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including an audit by the Canada Revenue Agency of the Company’s international transactions covering the 2005 to 2010 taxation years.  By their nature, contingencies will only be resolved when one or more future events occur or fail to occur.  The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.  If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations.  In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

Critical Accounting Judgments

3.7.	Functional Currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. As a result of the following factors, the Company has determined that the functional currency of each entity is the US dollar:

•	The Company’s revenue is denominated in US dollars;

•	The Company’s cash cost of sales is denominated in US dollars;

•	The majority of the Company’s cash is held in US dollars; and

•	The Company generally seeks to raise capital in US dollars.

Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

3.8.	Income Taxes

The interpretation of existing tax laws or regulations in Canada, the Cayman Islands, Luxembourg, Barbados, the Netherlands or any of the countries in which the mining operations are located or to which shipments of silver or gold are made requires the use of judgment.  Differing interpretation of these laws or regulations could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions.  In assessing the probability of realizing deferred income tax assets, management makes estimates related to expectations of future taxable income and expected timing of reversals of existing temporary differences.  Estimates of future taxable income are based on forecasted cash flows.

SILVER WHEATON 2013 FIRST QUARTER REPORT [41]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2013 (US Dollars - Unaudited)

4.	Revenue

	Three Months Ended March 31
(in thousands)	2013	2012
Sales
Silver bullion sales
Silver credit sales	$142,783	$151,278
Concentrate sales	35,115	41,884
	$177,898	$193,162
Gold bullion sales
Gold credit sales	$16,704	$-
Concentrate sales	11,159	6,476
	$27,863	$6,476
Total sales revenue	$205,761	$199,638

Silver and Gold Credit Sales

Under certain precious metal purchase agreements, silver and/or gold is acquired from the counterparty in the form of silver or gold credits, which is then sold through a network of third party brokers or dealers.  Revenue from silver and gold credit sales is recognized at the time of the sale of such credits, which is also the date that title to the silver or gold passes to the third party dealer or broker.  The Company will occasionally enter into forward contracts in relation to silver or gold deliveries that it is highly confident will occur within a given quarter.  No forward contracts were outstanding at March 31, 2013 or March 31, 2012.  The sales price is fixed at the delivery date based on either the terms of these short-term forward sales contracts or the spot price of silver or gold.

Concentrate Sales

Under certain precious metal purchase agreements, silver and/or gold is acquired from the counterparty in concentrate form, which is then sold under the terms of the concentrate sales contracts to third-party smelters or traders.  Where the Company acquires silver or gold in concentrate form, final silver or gold prices are set on a specified future quotational period (the “Quotational Period”) pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for silver or gold.  Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the buyer based on the forward price for the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted silver and gold prices. Final settlement is based upon the average applicable price for the Quotational Period applied to the actual number of silver or gold ounces recovered calculated using confirmed smelter weights and settlement assays.  Final settlement generally occurs from three to six months after shipment. The Company’s provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of concentrates measured at the forward price at the time of sale. The embedded derivative does not qualify for hedge accounting. The embedded derivative is recorded on the balance sheet as a derivative asset in Accounts Receivable or as a derivative liability in Accounts Payable and Accrued Liabilities and is adjusted to fair value through revenue each period until the date of final settlement.

SILVER WHEATON 2013 FIRST QUARTER REPORT [42]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2013 (US Dollars - Unaudited)

5.	General and Administrative

		Three Months Ended March 31
(in thousands)	Note	2013	2012
Salaries and benefits
Salaries and benefits, excluding PSUs		$2,903	$2,213
PSUs	13.1	214	176
Total salaries and benefits		$3,117	$2,389
Depreciation		51	61
Charitable donations		1,089	865
Professional fees		2,095	718
Other		2,071	1,872
Cash settled general and administrative		$8,423	$5,905
Equity settled stock based compensation (a non-cash expense)		1,470	1,659
Total general and administrative		$9,893	$7,564

6.	Other Expense (Income)

		Three Months Ended March 31
(in thousands)	Note	2013	2012
Dividend income		$(57)	$(17)
Interest income		(174)	(276)
Stand-by fees		1,697	257
Loss (gain) on long-term investments - share purchase warrants held	8	1,330	(675)
Other		49	61
Total other expense (income)		$2,845	$(650)

7.	Accounts Receivable

	March 31	December 31
(in thousands)	2013	2012
Trade receivables from provisional concentrate sales, net of fair value adjustment	$4,507	$5,909
Other receivables	784	288
Total accounts receivable	$5,291	$6,197

Trade Receivables from Provisional Concentrate Sales, Net of Fair Value Adjustment

As discussed in Note 4, under certain precious metal purchase agreements, silver and/or gold is acquired from the counterparty in concentrate form, which is then sold under the terms of concentrate sales contracts to third-party smelters or traders.  Where the Company acquires silver or gold in concentrate form, final silver or gold prices are set on a specified future Quotational Period pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for silver or gold.

SILVER WHEATON 2013 FIRST QUARTER REPORT [43]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2013 (US Dollars - Unaudited)

The contracts, in general, provide for a provisional payment of 90% of the estimated value of the silver and/or gold sold under the concentrate sales contract based upon provisional assays and quoted silver and gold prices, with the 10% holdback being payable upon final settlement, which is based upon the average applicable price for the Quotational Period applied to the actual number of silver or gold ounces recovered calculated using confirmed smelter weights and settlement assays.  This 10% holdback is reflected as a component of Accounts Receivable in the Company’s condensed interim consolidated balance sheet.  Final settlement generally occurs from three to six months after shipment. The Company’s provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of concentrates measured at the forward price at the time of sale. The embedded derivative does not qualify for hedge accounting. The embedded derivative is recorded on the balance sheet as a derivative asset in Accounts Receivable or as a derivative liability in Accounts Payable and Accrued Liabilities and is adjusted to fair value through revenue each period until the date of final settlement.

At March 31, 2013, the Company had outstanding provisionally priced sales of $5.4 million (December 31, 2012 - $12.7 million) where the quotational period pricing was estimated based on the forward price for silver.  These sales consisted of 0.2 million ounces of silver (December 31, 2012 – 0.4 million ounces of silver) which had a fair value loss adjustment of approximately $0.4 million (December 31, 2012 - $1.1 million) associated with the embedded derivative. For each one cent per ounce increase or decrease in the realized silver price, revenue would increase or decrease by approximately $1,900 (December 31, 2012 - $3,800).

8.	Long-Term Investments

	March 31	December 31
(in thousands)	2013	2012
Common shares held	$93,299	$118,683
Warrants held	1,364	2,694
	$94,663	$121,377

Common Shares Held

	Mar 31, 2013	Three Months Ended Mar 31, 2013	Dec 31, 2012
(in thousands)	Fair Value	Fair Value Adjustment Losses Included in OCI	Fair Value
Bear Creek	$ 36,439	$ (7,691)	$ 44,130
Revett	11,763	(3,061)	14,824
Sabina	21,773	(9,391)	31,164
Other	23,324	(5,241)	28,565
	$ 93,299	$ (25,384)	$ 118,683

SILVER WHEATON 2013 FIRST QUARTER REPORT [44]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2013 (US Dollars - Unaudited)

	Mar 31, 2012	Three Months Ended Mar 31, 2012
(in thousands)	Fair Value	Fair Value Adjustment Gains (Losses) Included in OCI
Bear Creek	$47,396	$1,225
Revett	21,142	(2,651)
Sabina	32,672	(11,505)
Other	37,122	2,224
	$138,332	$(10,707)

Warrants Held

	Mar 31, 2013	Three Months Ended Mar 31, 2013	Dec 31, 2012
(in thousands)	Fair Value	Fair Value Adjustment Losses Included in Net Earnings	Fair Value
Other	$1,364	$(1,330)	$2,694

	Mar 31, 2012	Three Months Ended Mar 31, 2012
(in thousands)	Fair Value	Fair Value Adjustment Gains (Losses) Included in Net Earnings
Revett	$606	$(135)
Other	2,651	810
	$3,257	$675

The Company’s long-term investments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments as a component of other comprehensive income (“OCI”).

While long-term investments in warrants are also held for long-term strategic purposes, they meet the definition of a derivative and therefore are classified as financial assets with fair value adjustments being recorded as a component of net earnings under the classification Other Expense (Income).  Warrants that do not have a quoted market price have been valued using a Black-Scholes option pricing model.

SILVER WHEATON 2013 FIRST QUARTER REPORT [45]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2013 (US Dollars - Unaudited)

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

During the three months ended March 31, 2013, the value of the Company’s LTI’s decreased by $25.4 million.  As a result of this decrease, the deferred tax liability attributable to the LTI’s was reduced and the Company recorded a deferred income tax recovery in OCI of $1.3 million for the three months ended March 31, 2013.  The reduction in the deferred tax liability attributable to the LTI’s resulted in the reversal of previously recognized deferred income tax assets which increased the deferred income tax expense reflected in net earnings.

9.	Silver and Gold Interests

March 31, 2013
Cost				Accumulated Depletion			Carrying Amount - Mar 31, 2013
(in thousands)	Balance - Jan 1, 2013	Additions	Balance - Mar 31, 2013	Balance - Jan 1, 2013	Depletion	Balance - Mar 31, 2013
Silver interests
San Dimas	$190,331	$-	$190,331	$(27,395)	$(1,509)	$(28,904)	$161,427
Yauliyacu	285,292	-	285,292	(69,997)	(856)	(70,853)	214,439
Peñasquito	524,626	-	524,626	(37,354)	(3,875)	(41,229)	483,397
Barrick 1	631,223	797	632,020	(33,487)	(1,912)	(35,399)	596,621
Other 2	563,114	73	563,187	(108,437)	(7,075)	(115,512)	447,675
	$2,194,586	$870	$2,195,456	$(276,670)	$(15,227)	$(291,897)	$1,903,559
Gold interests
Minto	$47,774	$-	$47,774	$(17,188)	$(1,143)	$(18,331)	$29,443
777	354,454	5	354,459	(21,722)	(7,546)	(29,268)	325,191
Salobo	-	1,330,356	1,330,356	-	(334)	(334)	1,330,022
Sudbury	-	623,867	623,867	-	(91)	(91)	623,776
	$402,228	$1,954,228	$2,356,456	$(38,910)	$(9,114)	$(48,024)	$2,308,432
	$2,596,814	$1,955,098	$4,551,912	$(315,580)	$(24,341)	$(339,921)	$4,211,991

1)	Comprised of the Pascua-Lama, Lagunas Norte, Pierina and Veladero silver interests.
2)
Comprised of the Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777, Aljustrel, Loma de La Plata and Constancia silver interests and the Rosemont silver and gold interest.

SILVER WHEATON 2013 FIRST QUARTER REPORT [46]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2013 (US Dollars - Unaudited)

December 31, 2012
Cost				Accumulated Depletion			Carrying Amount - Dec 31, 2012
(in thousands)	Balance - Jan 1, 2012	Additions	Balance - Dec 31, 2012	Balance - Jan 1, 2012	Depletion	Balance - Dec 31, 2012
Silver interests
San Dimas	$190,331	$-	$190,331	$(22,804)	$(4,591)	$(27,395)	$162,936
Yauliyacu	285,292	-	285,292	(55,280)	(14,717)	(69,997)	215,295
Peñasquito	524,626	-	524,626	(19,653)	(17,701)	(37,354)	487,272
Barrick 1	623,809	7,414	631,223	(22,724)	(10,763)	(33,487)	597,736
Other 2	414,245	148,869	563,114	(79,775)	(28,662)	(108,437)	454,677
	$2,038,303	$156,283	$2,194,586	$(200,236)	$(76,434)	$(276,670)	$1,917,916
Gold interests
Minto	$47,774	$-	$47,774	$(14,115)	$(3,073)	$(17,188)	$30,586
777	-	354,454	354,454	-	(21,722)	(21,722)	332,732
	$47,774	$354,454	$402,228	$(14,115)	$(24,795)	$(38,910)	$363,318
	$2,086,077	$510,737	$2,596,814	$(214,351)	$(101,229)	$(315,580)	$2,281,234

1)	Comprised of the Pascua-Lama, Lagunas Norte, Pierina and Veladero silver interests.
2)
Comprised of the Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, Aljustrel and Loma de La Plata silver interests and the Rosemont silver and gold interest.

SILVER WHEATON 2013 FIRST QUARTER REPORT [47]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2013 (US Dollars - Unaudited)

The value allocated to reserves is classified as depletable upon a mining operation achieving commercial production and is depleted on a unit-of-sale basis over the estimated recoverable proven and probable reserves at the mine.  The value associated with resources and exploration potential is allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

	March 31, 2013			December 31, 2012
(in thousands)	Depletable	Non-Depletable	Total	Depletable	Non-Depletable	Total
Silver interests
San Dimas	$30,777	$130,650	$161,427	$22,127	$140,809	$162,936
Yauliyacu	52,390	162,049	214,439	24,722	190,573	215,295
Peñasquito	376,270	107,127	483,397	380,145	107,127	487,272
Barrick 1, 2	11,510	585,111	596,621	13,422	584,314	597,736
Other 3	231,234	216,441	447,675	222,928	231,749	454,677
	$702,181	$1,201,378	$1,903,559	$663,344	$1,254,572	$1,917,916
Gold interests
Minto	$21,138	$8,305	$29,443	$22,281	$8,305	$30,586
777	277,090	48,101	325,191	281,344	51,388	332,732
Salobo	979,034	350,988	1,330,022	-	-	-
Sudbury	442,679	181,097	623,776	-	-	-
	$1,719,941	$588,491	$2,308,432	$303,625	$59,693	$363,318
	$2,422,122	$1,789,869	$4,211,991	$966,969	$1,314,265	$2,281,234

1)	Comprised of the Pascua-Lama, Lagunas Norte, Pierina and Veladero silver interests.
2)	The amount reflected as depletable is based on the value of the reserves relating to the Lagunas Norte, Pierina and Veladero silver interests.
3)
Comprised of the Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777, Aljustrel, Loma de La Plata and Constancia silver interests and the Rosemont silver and gold interest.

Salobo

On February 28, 2013, the Company entered into an agreement to acquire from Vale S.A. ("Vale") an amount of gold equal to 25% of the life of mine gold production from its currently producing Salobo mine, located in Brazil.  Silver Wheaton made a total upfront cash payment of $1.33 billion on March 12, 2013 and, in addition, will make ongoing payments of the lesser of $400 per ounce of gold (subject to an inflationary adjustment of 1% beginning in the fourth year) or the prevailing market price per ounce of gold delivered.  Vale is in the process of expanding the mill throughput at the Salobo mine to 24 million tonnes per annum (“Mtpa”) from its current 12 Mtpa. If the expansion to 24 Mtpa is not completed by December 31, 2016, Silver Wheaton would be entitled to a gross up (a temporary increased percentage of gold production) based on the pro-rata achievement of the target production. If throughput capacity is expanded above 28 Mtpa within a predetermined period, Silver Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $67 million up to $400 million, dependent on the timing and scale of any expansion.

SILVER WHEATON 2013 FIRST QUARTER REPORT [48]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2013 (US Dollars - Unaudited)

The cost of the gold interest acquired is comprised of the following:

(in thousands)
Cost:

Cash	$1,330,000
Acquisition costs	356
$1,330,356

Sudbury

On February 28, 2013, the Company entered into an agreement to acquire from Vale an amount of gold equal to 70% of the gold production from certain of its currently producing Sudbury mines located in Canada, including the Coleman mine, Copper Cliff mine, Garson mine, Stobie mine, Creighton mine, Totten mine and the Victor project for a period of 20 years.  Silver Wheaton made a total upfront cash payment on March 12, 2013 of $570 million plus warrants to purchase 10 million shares of Silver Wheaton common stock at a strike price of $65 per warrant, with a term of 10 years (Note 12.1).  In addition, Silver Wheaton will make ongoing payments of the lesser of $400 per ounce of gold or the prevailing market price per ounce of gold delivered.

The cost of the gold interest acquired is comprised of the following:

(in thousands)
Cost:

Cash	$570,000
Warrants issued ¹	53,572
Acquisition costs	295
$623,867

1)
The warrants issued have been valued using a Black-Scholes option pricing model with the following assumptions: (i) expected life – 10 years; (ii) expected annual volatility – 30%; (iii) risk free interest rate -1.91%; and (iv) expected dividend yield – 1.2%.

10.	Bank Debt

On February 28, 2013, the Company entered into two new unsecured credit facilities, comprised of (i) a $1 billion revolving credit facility having a 5 year term (the “Revolving Facility”); and (ii) a $1.5 billion bridge financing facility having a 1 year term (the “Bridge Facility”).  The Revolving Facility and Bridge Facility replaced the $400 million revolving term loan and the $200 million non-revolving term loan (the “Term Loan”), with the Company repaying the $50.1 million outstanding balance on the Term Loan during the three months ended March 31, 2013.  The Company paid upfront costs of $11.7 million in connection with these new facilities which have been recorded as an asset under the classification Other and will be expensed over the life of the respective credit facility.

On March 11, 2013, the Company made a drawdown on the Bridge Facility of $1.09 billion to partially fund the upfront cash payment on the acquisition of the Sudbury and Salobo gold interests (Note 9).  On April 8, 2013, the Company elected to reduce the amount available under the Bridge Facility to the then outstanding balance of $1.09 billion.  The Company has committed to use 100% of the net proceeds from the future issuance of equity securities or debt securities to repay the Bridge Facility.

The Revolving Facility can be drawn down at any time to finance acquisitions, investments or for general corporate purposes.

SILVER WHEATON 2013 FIRST QUARTER REPORT [49]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2013 (US Dollars - Unaudited)

Until June 30, 2013, at the Company’s option, amounts drawn under the Bridge Facility incur interest at either (i) LIBOR plus 1.70% or; (ii) the Bank of Nova Scotia’s Base Rate plus 0.70%.  After June 30, 2013, at the Company’s option, amounts drawn under the Bridge Facility incur interest based on the Company’s leverage ratio at either (i) LIBOR plus 1.20% to 2.20% or; (ii) the Bank of Nova Scotia’s Base Rate plus 0.20% to 1.20%.   The interest rates applicable to any amounts outstanding under the Bridge Facility will increase by 0.25% on each 90 day anniversary of the date of execution of the Bridge Facility.  A funding fee of 0.25% is applicable to any amounts outstanding under the Bridge Facility at April 30, 2013.  In addition, any amounts outstanding under the Bridge Facility on May 29, 2013, August 27, 2013 and November 25, 2013 are subject to a duration fee of 0.50%, 0.75% and 1.00%, respectively.

At the Company’s option, amounts drawn under the Revolving Facility incur interest based on the Company’s leverage ratio at either (i) LIBOR plus 1.20% to 2.20% or; (ii) the Bank of Nova Scotia’s Base Rate plus 0.20% to 1.20%.   Undrawn amounts under both facilities are subject to a stand-by fee of 0.24% to 0.44% per annum, dependent on the Company’s leverage ratio.

Under the new credit facilities, the Company is required to maintain a leverage ratio less than or equal to 3.5:1 (4.5:1 during the six month period following any acquisition greater than $400 million) and a tangible net worth greater than 80% of the tangible net worth at September 30, 2012 plus 50% of the positive net earnings for each fiscal quarter thereafter.

The Company is in compliance with the debt covenants described above.

	March 31, 2013
(in thousands)	Term Loan	Revolving Facility	Bridge Facility	Total

Current portion	$-	$-	$1,090,000	$1,090,000
Long-term portion	-	-	-	-
	$-	$-	$1,090,000	$1,090,000

Interest capitalized during the period	$75	$-	$788	$863
Interest expensed during the period	-	-	680	680
Total interest incurred during the period	$75	$-	$1,468	$1,543
Effective interest rate	1.11%	0.00%	2.42%	2.29%

	December 31, 2012
(in thousands)	Term Loan	Revolving Loan	Total

Current portion	$28,560	$-	$28,560
Long-term portion	21,500	-	21,500
	$50,060	$-	$50,060

Interest capitalized during the year	$714	$-	$714
Effective interest rate	1.12%	0.00%	1.12%

The Company’s bank debt is classified as a financial liability and reported at amortized cost using the effective interest method.

SILVER WHEATON 2013 FIRST QUARTER REPORT [50]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2013 (US Dollars - Unaudited)

The required principal payments under the Revolving Facility and Bridge Facility over the remaining terms are as follows:

Fiscal Year	Revolving Facility (000's)	Bridge Facility (000's)	Total (000's)

2013	$-	$-	$-
2014	-	1,090,000	1,090,000
	$-	$1,090,000	$1,090,000

Subsequent to March 31, 2013, the Company repaid $500 million of outstanding debt under the Bridge Facility with proceeds received from drawing on the Revolving Facility.

11.	Issued Capital

	Note	March 31	December 31
(US dollars in thousands)		2013	2012
Issued capital
Share capital issued and outstanding: 354,610,851 common shares (December 31, 2012: 354,375,852 common shares)	11.1	$1,816,975	$1,811,577

11.1.	Shares Issued

The Company is authorized to issue an unlimited number of common shares having no par value and an unlimited number of preference shares issuable in series.  As at March 31, 2013, the Company had no preference shares outstanding.

SILVER WHEATON 2013 FIRST QUARTER REPORT [51]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2013 (US Dollars - Unaudited)

A continuity schedule of the Company’s issued and outstanding common shares from January 1, 2012 to March 31, 2013 is presented below:

	Number of Shares	Weighted Average Price
At January 1, 2012	353,499,816
Share purchase options exercised	68,400	Cdn$13.49
Share purchase warrants exercised	497	US$20.00
Restricted share units released	51,207	$0.00
At March 31, 2012	353,619,920
Share purchase options exercised	653,232	Cdn$15.35
Share purchase warrants exercised	93,400	US$20.00
Restricted share units released	9,300	$0.00
At December 31, 2012	354,375,852
Share purchase options exercised	67,250	Cdn$15.55
Share purchase warrants exercised	148,750	US$20.00
Restricted share units released	18,999	$0.00
At March 31, 2013	354,610,851

11.2.	Dividends Declared

During the three months ended March 31, 2013, the Company declared dividends to its shareholders in the amount of $0.14 per common share for total dividends of $49.6 million, to be paid on April 12, 2013.  For the comparable period in 2012, the Company declared dividends to its shareholders of $0.09 per common share for total dividends of $31.8 million, to be paid on April 17, 2012.

12.	Reserves

	Note	March 31	December 31
(in thousands)		2013	2012
Reserves
Share purchase warrants	12.1	$60,367	$7,201
Share purchase options	12.2	15,006	14,050
Restricted share units	12.3	2,092	2,553
Long-term investment revaluation reserve, net of tax	12.4	(49,639)	(25,514)
Total reserves		$27,826	$(1,710)

12.1. Share Purchase Warrants

A continuity schedule of the Company’s US dollar denominated share purchase warrants (“warrants”) from January 1, 2012 to March 31, 2013 is presented below:

SILVER WHEATON 2013 FIRST QUARTER REPORT [52]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2013 (US Dollars - Unaudited)

	Warrants Outstanding	Weighted Average Exercise Price	Exchange Ratio	Share Purchase Warrants Reserve
At January 1, 2012	2,713,237	$20.00	1.00	$7,457
Exercised	(497)	20.00	1.00	(1)
At March 31, 2012	2,712,740	$20.00	1.00	$7,456
Exercised	(93,400)	20.00	1.00	(255)
At December 31, 2012	2,619,340	$20.00	1.00	$7,201
Issued	10,000,000	65.00	1.00	53,572
Exercised	(148,750)	20.00	1.00	(406)
At March 31, 2013	12,470,590	$56.08	1.00	$60,367

The warrants with an exercise price of $20.00, which expire on September 5, 2013, trade on the TSX under the symbol SLW.WT.U.

In connection with the Company’s acquisition of the Sudbury gold purchase agreement (Note 9), during the three months ended March 31, 2013, the Company issued to Vale warrants to purchase 10 million shares of Silver Wheaton common stock at an exercise price of $65 per warrant, with a term of 10 years.   The warrants were valued using a Black-Scholes option pricing model.

Each warrant entitles the holder the right to purchase one of the Company’s common shares.

12.2. Share Purchase Options

The Company has established an equity settled share purchase option plan whereby the Company’s Board of Directors may, from time to time, grant options to employees or consultants. The maximum term of any share purchase option may be ten years, but generally options are granted for five years.  The exercise price of an option is not less than the closing price on the TSX on the last trading day preceding the grant date. The vesting period of the options is determined at the discretion of the Company’s Board of Directors at the time the options are granted, but generally vest over a period of two years.

Each share purchase option converts into one ordinary share of Silver Wheaton on exercise.  No amounts are paid or payable by the recipient on receipt of the option.  The options do not carry rights to dividends or voting rights.  Options may be exercised at any time from the date of vesting to the date of their expiry, subject to certain black-out periods.

SILVER WHEATON 2013 FIRST QUARTER REPORT [53]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2013 (US Dollars - Unaudited)

The Company expenses the fair value of share purchase options that are expected to vest on a straight-line basis over the vesting period using the Black-Scholes option pricing model to estimate the fair value for each option at the date of grant.  The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions, including expected stock price volatility; historical data has been considered in setting the assumptions.  Expected volatility is determined by considering the trailing 30-month historic average share price volatility.  The weighted average fair value of share purchase options granted and principal assumptions used in applying the Black-Scholes option pricing model are as follows:

	Three Months Ended March 31
	2013	2012
Black-Scholes weighted average assumptions
Grant date share price and exercise price	Cdn$31.88	Cdn$33.71
Expected dividend yield	1.09%	1.09%
Expected volatility	40%	45%
Risk-free interest rate	1.06%	1.28%
Expected option life, in years	2.5	2.5
Weighted average fair value per option granted	Cdn$7.65	Cdn$9.12

A continuity schedule of the Company’s share purchase options reserve from January 1, 2012 to March 31, 2013 is presented below:

(in thousands)	Share Purchase Options Reserve
At January 1, 2012	$12,314
Amortization of fair value of share purchase options issued	1,405
Share purchase options exercised	(298)
At March 31, 2012	$13,421
Amortization of fair value of share purchase options issued	3,786
Share purchase options exercised	(3,157)
At December 31, 2012	$14,050
Amortization of fair value of share purchase options issued	1,276
Share purchase options exercised	(320)
At March 31, 2013	$15,006

During the three months ended March 31, 2013, the Company issued 1,120,000 share purchase options with a weighted average exercise price of Cdn$31.88 and a fair value of $8.4 million or Cdn$7.65 per option.  For the same period in 2012, the Company issued 396,000 share purchase options with a weighted average exercise price of Cdn$33.71 and a fair value of $3.6 million or Cdn$9.12 per option.

Equity settled stock based compensation expense during the three months ended March 31, 2013 included $1.3 million of amortization of the fair value of the share purchase options issued, compared to $1.4 million during the comparable period in 2012.

At March 31, 2013, there were 3,378,645 share purchase options outstanding with a weighted average exercise price of Cdn$26.69 per option.  For the comparable period in 2012, there were 2,864,727 share purchase options outstanding with a weighted average exercise price of Cdn$21.89 per option.

SILVER WHEATON 2013 FIRST QUARTER REPORT [54]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2013 (US Dollars - Unaudited)

A continuity schedule of the Company’s outstanding share purchase options from January 1, 2012 to March 31, 2013 is presented below:

	Number of Options Outstanding	Weighted Average Exercise Price (Cdn$)
At January 1, 2012	2,561,127	$19.60
Granted (fair value - $3.6 million or Cdn$9.12 per option)	396,000	33.71
Exercised	(68,400)	13.49
Forfeited	(24,000)	37.88
At March 31, 2012	2,864,727	$21.89
Granted (fair value - $1.5 million or Cdn$7.74 per option)	195,000	29.41
Exercised	(653,232)	15.35
Forfeited	(74,800)	35.08
At December 31, 2012	2,331,695	$23.91
Granted (fair value - $8.4 million or Cdn$7.65 per option)	1,120,000	31.88
Exercised	(67,250)	15.55
Forfeited	(5,800)	35.15
At March 31, 2013	3,378,645	$26.69

As it relates to share purchase options, during the three months ended March 31, 2013, the weighted average share price at the time of exercise was Cdn$35.57 per share, as compared to Cdn$34.72 per share during the comparable period in 2012.

12.3. Restricted Share Units (“RSUs”)

RSUs give the holder the right to receive a specified number of common shares at the specified vesting date. RSUs generally vest over a period of two years. Compensation expense related to RSUs is recognized over the vesting period based upon the fair value of the Company’s common shares on the grant date and the awards that are expected to vest. The fair value is calculated with reference to the closing price of the Company’s common shares on the TSX on the business day prior to the date of grant.

RSU holders receive a cash payment based on the dividends paid on the Company’s common shares in the event that the holder of a vested RSU has elected to defer the release of the RSU to a future date.  This cash payment is reflected as a component of net earnings under the classification General and Administrative.

SILVER WHEATON 2013 FIRST QUARTER REPORT [55]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2013 (US Dollars - Unaudited)

A continuity schedule of the Company’s restricted share units reserve from January 1, 2012 to March 31, 2013 is presented below:

(in thousands)	Restricted Share Units Reserve
At January 1, 2012	$ 2,510
Amortization of fair value of RSUs issued	254
Restricted share units released	(946)
At March 31, 2012	$ 1,818
Amortization of fair value of RSUs issued	975
Restricted share units released	(240)
At December 31, 2012	$ 2,553
Amortization of fair value of RSUs issued	194
Restricted share units released	(655)
At March 31, 2013	$ 2,092

During the three months ended March 31, 2013, the Company issued 33,500 RSUs  with a fair value of $1.0 million or Cdn$31.88 per RSU.  For the same period in 2012, the Company issued 33,500 RSUs with a fair value of $1.1 million or Cdn$33.71 per RSU.

Equity settled stock based compensation expense during the three months ended March 31, 2013 included $0.2 million of amortization of the fair value of RSUs issued, compared to $0.3 million during the comparable period in 2012.

At March 31, 2013, there were 144,692 (2012 – 139,491) RSUs outstanding.

12.4. Long-Term Investment Revaluation Reserve

The Company’s long-term investments in common shares (Note 8) are held for long-term strategic purposes and not for trading purposes.  Upon the application of IFRS 9, Financial Instruments, the Company has chosen to designate these long-term investments in common shares as financial assets with fair value adjustments being recorded as a component of OCI as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value as a component of net earnings.  As some of these long-term investments are denominated in Canadian dollars, changes in their fair value is affected by both the change in share price in addition to changes in the Cdn$ / US$ exchange rate.

Where the fair value of a long-term investment in common shares held exceeds its tax cost, the Company recognizes a deferred tax liability.  To the extent that the value of the long-term investment subsequently declines, the deferred tax liability is reduced.  However, where the fair value of the long-term investment decreases below the tax cost, the Company does not recognize a deferred tax asset on the unrealized capital loss unless it is probable that the Company will generate future capital gains to offset the loss.

SILVER WHEATON 2013 FIRST QUARTER REPORT [56]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2013 (US Dollars - Unaudited)

A continuity schedule of the Company’s long-term investment revaluation reserve from January 1, 2012 to March 31, 2013 is presented below:

	Change in Fair Value due to:
(in thousands)	Share Price	Foreign Exchange	Tax Effect	Total
At January 1, 2012	$ (14,862)	$ 21,726	$ (3,723)	$ 3,141
Unrealized (loss) gain on LTI's 1	(13,714)	3,008	-	(10,706)
Deferred income tax recovery	-	-	1,510	1,510
At March 31, 2012	$ (28,576)	$ 24,734	$ (2,213)	$ (6,055)
Unrealized (loss) gain on LTI's 1	(21,092)	664	-	(20,428)
Deferred income tax recovery	-	-	969	969
At December 31, 2012	$ (49,668)	$ 25,398	$ (1,244)	$ (25,514)
Unrealized loss on LTI's 1	(23,398)	(1,986)	-	(25,384)
Deferred income tax recovery	-	-	1,259	1,259
At March 31, 2013	$ (73,066)	$ 23,412	$ 15	$ (49,639)

1)	LTI’s refers to long-term investments in common shares held.

13.	Stock Based Compensation

The Company’s stock based compensation consists of share purchase options (Note 12.2), restricted share units (Note 12.3) and performance share units (Note 13.1).  The accrued value of share purchase options and restricted share units are reflected as reserves in the shareholder’s equity section of the Company’s balance sheet while the accrued value associated with performance share units is reflected as an accrued liability.

13.1.	Performance Share Units (“PSUs”)

The Company has established a Performance Share Unit Plan (“the PSU plan”) whereby PSUs will be issued to eligible employees as determined by the Company’s Board of Directors or the Company’s Compensation Committee. PSUs issued under the PSU plan entitle the holder to a cash payment at the end of a three year performance period equal to the number of PSUs granted, multiplied by a performance factor and multiplied by the fair market value of a Silver Wheaton common share on the expiry of the performance period.  The performance factor can range from 0% to 200% and is determined by comparing the Company’s total shareholder return to those achieved by various peer companies, the price of silver and the Philadelphia Gold and Silver Index.

The PSUs accumulate dividend equivalents in the form of additional units based on the dividends paid on the Company’s common shares.  Compensation expense for the PSUs is recorded on a straight-line basis over the three year vesting period.  The amount of compensation expense is adjusted at the end of each reporting period to reflect (i) the fair value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.

During the three months ending March 31, 2013, the Company issued 161,000 PSUs as compared to 68,700 PSUs during the comparable period of the previous year.

General and administrative expense during the three months ended March 31, 2013 included a $0.2 million accrual related to the anticipated fair value of the PSUs issued using a performance factor ranging from 132% to 167%, compared to a $0.2 million accrual using a performance factor ranging from 117% to 150% during the comparable period in 2012.

SILVER WHEATON 2013 FIRST QUARTER REPORT [57]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2013 (US Dollars - Unaudited)

A continuity schedule of the Company’s outstanding PSUs (assuming a performance factor of 100% is achieved over the performance period) from January 1, 2012 to March 31, 2013 is presented below:

Number of PSUs outstanding
At January 1, 2012	41,913
Granted	68,700
Forfeited	(2,513)
At March 31, 2012	108,100
Granted	8,000
Forfeited	(8,261)
Dividend equivalent participation	1,172
At December 31, 2012	109,011
Granted	161,000
At March 31, 2013	270,011

14.	Earnings Per Share (“EPS”) and Diluted Earnings Per Share (“Diluted EPS”)

Diluted earnings per share is calculated using the treasury method which requires the calculation of diluted earnings per share by assuming that outstanding share purchase options and warrants, with exercise prices that are lower than the average market price for the relevant period, are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the common shares for the relevant period.

Diluted EPS is calculated based on the following weighted average number of shares outstanding:

	Three Months Ended March 31
(in thousands)	2013	2012
Basic weighted average number of shares outstanding	354,423	353,529
Effect of dilutive securities
Share purchase options	753	1,125
Share purchase warrants	1,075	1,135
Restricted share units	131	154
Diluted weighted average number of shares outstanding	356,382	355,943

The following table lists the number of share purchase options and the number of share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of Cdn$34.07, compared to Cdn$34.39 for the comparable period in 2012.

SILVER WHEATON 2013 FIRST QUARTER REPORT [58]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2013 (US Dollars - Unaudited)

	Three Months Ended March 31
(in thousands)	2013	2012
Share purchase options	440	314
Share purchase warrants	10,000	-
Total	10,440	314

15.	Supplemental Cash Flow Information

	Three Months Ended March 31
(in thousands)	2013	2012
Change in non-cash working capital
Accounts receivable	$874	$(2,327)
Accounts payable and accrued liabilities	(1,830)	(2,314)
Other	(154)	(115)
Total change in non-cash working capital	$(1,110)	$(4,756)

16.	Income Taxes

Income tax recognized in net earnings is comprised of the following:

	Three Months Ended March 31
(in thousands)	2013	2012
Current income tax expense related to foreign jurisdictions	$ 43	$ 280
Deferred income tax expense
Origination and reversal of temporary differences	$ 2,819	$ 1,619
Write down of previously recognized temporary differences	1,420	1,449
	$ 4,239	$ 3,068
Income tax expense recognized in net earnings	$ 4,282	$ 3,348

Income tax recognized in OCI is comprised of the following:

	Three Months Ended March 31
(in thousands)	2013	2012
Deferred income tax recovery related to the losses on long-term investments - common shares held	$ (1,259)	$ (1,511)

SILVER WHEATON 2013 FIRST QUARTER REPORT [59]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2013 (US Dollars - Unaudited)

The provision for income taxes differs from the amount that would be obtained by applying the statutory income tax rate to consolidated earnings before income taxes due to the following:

	Three Months Ended March 31
(in thousands)	2013	2012
Earnings before income taxes	$137,703	$150,529
Canadian federal and provincial income tax rates	25.00%	25.00%
Income tax expense based on above rates	$34,426	$37,632
Non-deductible (non taxable) portion of capital gains, net of capital losses	166	(84)
Non-deductible stock based compensation and other	505	416
Differences in tax rates in foreign jurisdictions	(32,241)	(36,043)
Change in unrecognized temporary differences	1,426	1,427
Income tax expense	$4,282	$3,348

The majority of the Company’s income generating activities, including the sale of silver and gold, is conducted by its 100% owned subsidiaries SW Caymans and, prior to the current year, SST Barbados.  SW Caymans operates in the Cayman Islands and is subject to a statutory tax rate of 0% and SST Barbados operated in Barbados and was subject to a statutory tax rate of between 0.5% and 2.5%.

The movement in deferred tax assets and liabilities for the three months ended March 31, 2013 and the year ended December 31, 2012 is shown below:

	Three Months Ended March 31, 2013
	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery Recognized In OCI	Recognized In Shareholders' Equity	Closing Balance
Recognized deferred tax assets and liabilities
Deferred tax assets
Non-capital losses	$9,419	$(873)	$-	$-	$8,546
Financing fees	1,279	(105)	-	-	1,174
Capital losses	2,304	(1,688)	-	-	616
Other	669	46	-	-	715
Deferred tax liabilities
Interest capitalized for accounting	(9,949)	(138)	-	-	(10,087)
Foreign exchange on debt	(268)	268	-	-	-
Long-term investments	(2,036)	161	1,259	-	(616)
Silver and gold interests	(10,668)	(1,882)	-	-	(12,550)
Other	-	(28)	-	-	(28)
Total	$(9,250)	$(4,239)	$1,259	$-	$(12,230)

SILVER WHEATON 2013 FIRST QUARTER REPORT [60]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2013 (US Dollars - Unaudited)

	Year Ended December 31, 2012
			Recovery Recognized In OCI	Recognized In Shareholders' Equity
Recognized deferred tax assets and liabilities	Opening Balance	Recovery (Expense) Recognized In Net Earnings			Closing Balance
Deferred tax assets
Non-capital losses	$12,738	$(3,319)	$-	$-	$9,419
Financing fees	2,695	(1,416)	-	-	1,279
Capital losses	4,846	(2,542)	-	-	2,304
Other	290	379	-	-	669
Deferred tax liabilities
Interest capitalized for accounting	(10,129)	180	-	-	(9,949)
Foreign exchange on debt	(421)	153	-	-	(268)
Long-term investments	(4,425)	(90)	2,479	-	(2,036)
Silver and gold interests	(3,293)	(7,375)	-	-	(10,668)
Total	$2,301	$(14,030)	$2,479	$-	$(9,250)

The recognized deferred tax assets and liabilities are offset on the balance sheet.  Deferred tax assets in Canada not recognized are shown below:

	March 31	December 31
	2013	2012
Capital losses	$7,806	$6,386
Unrealized losses on long-term investments	7,631	5,712
Total	$15,437	$12,098

SILVER WHEATON 2013 FIRST QUARTER REPORT [61]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2013 (US Dollars - Unaudited)

17.	Commitments and Contingencies

The following table summarizes the Company’s commitments to pay for silver and gold to which it has the contractual right pursuant to the precious metal purchase agreements:

Silver and Gold Interests	Attributable Payable Production to be Purchased		Per Ounce Cash Payment 1,2		Term of Agreement	Date of Contract
	Silver	Gold	Silver	Gold
San Dimas	100% 3	-	$4.12	n/a	Life of Mine	15-Oct-04
Yauliyacu	100% 4	-	$4.08	n/a	20 years	23-Mar-06
Peñasquito	25%	-	$4.02	n/a	Life of Mine	24-Jul-07
Minto	100%	100% 5	$3.98	$306	Life of Mine	1-Dec-08
777	100%	100%/50% 6	$5.90	$400	Life of Mine	8-Aug-12
Salobo	-	25%	n/a	$400	Life of Mine	28-Feb-13
Sudbury	-	70%	n/a	$400	20 years	28-Feb-13
Barrick
Pascua-Lama	25%	-	$3.90	n/a	Life of Mine	8-Sep-09
Lagunas Norte	100%	-	$3.90	n/a	4 years 7	8-Sep-09
Pierina	100%	-	$3.90	n/a	4 years 7	8-Sep-09
Veladero	100% 8	-	$3.90	n/a	4 years 7	8-Sep-09
Other
Los Filos 3	100%	-	$4.17	n/a	25 years	15-Oct-04
Zinkgruvan	100%	-	$4.18	n/a	Life of Mine	8-Dec-04
Keno Hill	25%	-	$3.90	n/a	Life of Mine	2-Oct-08
Mineral Park	100%	-	$3.90	n/a	Life of Mine	17-Mar-08
Neves-Corvo	100%	-	$4.02	n/a	50 years	5-Jun-07
Cozamin	100%	-	$4.12	n/a	10 years	4-Apr-07
Stratoni	100%	-	$4.02	n/a	Life of Mine	23-Apr-07
Campo Morado	75%	-	$3.94	n/a	Life of Mine	13-May-08
Aljustrel	100%	-	$3.98	n/a	50 years	5-Jun-07
Loma de La Plata	12.5%	-	$4.00	n/a	Life of Mine	n/a 9
Rosemont	100%	100%	$3.90	$450	Life of Mine	11-Feb-10
Constancia	100%	-	$5.90	n/a	Life of Mine	8-Aug-12

1)	Subject to an annual inflationary adjustment with the exception of Loma de La Plata and Sudbury.
2)	Should the prevailing market price for silver or gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu.
3)
Until August 6, 2014, Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton is committed to purchase an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp for a per ounce cash payment equal to that applicable under the Los Filos silver purchase agreement.  After August 6, 2014, Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.

4)
To a maximum of 4.75 million ounces per annum.  In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits.  The cumulative shortfall as at March 23, 2013, representing the seven year anniversary, was 15.2 million ounces.

5)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
6)
The Company’s share of gold production at 777 will remain at 100% until the later of the end of 2016 or the satisfaction of a completion test relating to Hudbay’s Constancia project, after which it will be reduced to 50% for the remainder of the mine life.

7)
The Company is committed to purchase silver production from the currently producing mines until December 31, 2013.  In addition, during 2014 and 2015, the Company is committed to purchase all or a portion of the silver production from these mines to the extent of any production shortfall at Pascua-Lama relative to the completion guarantee provided by Barrick, until such time as the completion guarantee is satisfied.

8)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore mined at Veladero during the period.
9)	Terms of the agreement not yet finalized.

SILVER WHEATON 2013 FIRST QUARTER REPORT [62]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2013 (US Dollars - Unaudited)

Other Contractual Obligations and Contingencies

	Obligations With Scheduled Payment Dates					Other Commitments
(in thousands)	2013	2014 - 2016	2017 - 2018	After 2018	Sub-Total		Total
Bank debt 1	$-	$590,000	$500,000	$-	$1,090,000	$-	$1,090,000
Costs related to Bridge Facility 2
Interest 3	8,899	1,903	-	-	10,802	-	10,802
Funding fee	1,475	-	-	-	1,475	-	1,475
Duration fee	14,803	703	-	-	15,506	-	15,506
Silver and gold interest payments 4
Rosemont	-	-	-	-	-	230,000	230,000
Loma de La Plata	-	-	-	-	-	32,400	32,400
Constancia	-	-	-	-	-	250,000	250,000
Operating leases	375	1,507	132	-	2,014	-	2,014
Total contractual obligations	$25,552	$594,113	$500,132	$-	$1,119,797	$512,400	$1,632,197

1)
At March 31, 2013, the Company had $1.09 billion outstanding on the Bridge Facility.  Subsequent to March 31, 2013, the Company repaid $500 million of the Bridge Facility with proceeds obtained from drawing on the Revolving Facility.  Following this repayment, the Company had $590 million drawn on the Bridge Facility and $500 million outstanding on the Revolving Facility.

2)
Costs related to the Bridge Facility are estimated under the conservative assumption that the $590 million outstanding balance as at May 10, 2013 will be repaid on its maturity date. Please refer to Note 10 for more information

3)	As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period.
4)	Does not reflect the contingent payment due related to the Salobo gold purchase agreement (see Salobo section, below).

Rosemont

In connection with the Rosemont precious metals purchase agreement, the Company is committed to pay Augusta Resource Corporation total upfront cash payments of $230 million, payable on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

Loma de La Plata

In connection with the Company’s election to convert the debenture with Pan American Silver Corp. (“Pan American”) into a silver purchase agreement, the Company is committed to pay Pan American total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

Constancia

In connection with the Constancia silver purchase agreement, the Company is committed to pay Hudbay two further payments of $125 million to be made once capital expenditures of $500 million and $1 billion have been incurred at Constancia.

Salobo

Vale is in the process of expanding the mill throughput capacity at the Salobo mine (Note 9) to 24 million tonnes per annum (“Mtpa”) from its current 12 Mtpa. If throughput capacity is expanded above 28 Mtpa within a predetermined period, Silver Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $67 million up to $400 million, dependent on the timing and scale of any expansion.

SILVER WHEATON 2013 FIRST QUARTER REPORT [63]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2013 (US Dollars - Unaudited)

Other

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including an audit by the Canada Revenue Agency of the Company’s international transactions covering the 2005 to 2010 taxation years, which is currently ongoing. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur.  The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.  Based on information available to management at May 10, 2013, the outstanding legal and tax matters are not expected to have a material adverse effect on the Company.  However, if the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations.  In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

SILVER WHEATON 2013 FIRST QUARTER REPORT [64]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2013 (US Dollars - Unaudited)

18.	Segmented Information

Operating Segments

The Company’s reportable operating segments, which are the components of the Company’s business where separate financial information is available and which are evaluated on a regular basis by the Company’s CEO, who is the Company’s chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

Three Months Ended March 31, 2013
Sales		Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)
Silver
San Dimas 1	$53,903	$7,641	$1,509	$44,753	$46,262	$161,427
Yauliyacu	4,759	608	856	3,295	4,151	214,439
Peñasquito	43,574	5,865	3,875	33,834	37,709	483,397
Barrick 2	23,625	2,937	1,912	18,776	24,592	596,621
Other 3	52,037	7,224	7,075	37,738	45,692	447,675
	$177,898	$24,275	$15,227	$138,396	$158,406	$1,903,559
Gold
Minto	$11,159	$2,037	$1,143	$7,979	$8,734	$29,443
777	15,372	3,766	7,546	4,060	7,634	325,191
Sudbury	179	44	91	44	134	1,330,022
Salobo	1,153	288	334	531	865	623,776
	$27,863	$6,135	$9,114	$12,614	$17,367	$2,308,432
Total silver and gold interests	$205,761	$30,410	$24,341	$151,010	$175,773	$4,211,991
Corporate
General and administrative				$(9,893)
Other				(7,696)
Total corporate				$(17,589)	$(10,161)	$188,262
Consolidated	$205,761	$30,410	$24,341	$133,421	$165,612	$4,400,253

1)
Results for San Dimas include 375,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

2)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
3)
Comprised of the operating Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777 and Aljustrel silver interests in addition to the non-operating Rosemont silver and gold interest and Loma de La Plata and Constancia silver interests.

SILVER WHEATON 2013 FIRST QUARTER REPORT [65]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2013 (US Dollars - Unaudited)

Three Months Ended March 31, 2012
Sales		Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)
Silver
San Dimas 1	$55,566	$6,960	$1,339	$47,267	$48,606	$166,188
Yauliyacu	15,586	1,998	2,494	11,094	13,588	227,518
Peñasquito	38,760	4,742	3,518	30,500	34,018	501,455
Barrick 2	21,503	2,557	2,846	16,100	18,946	600,651
Other 3	61,747	7,592	6,351	47,804	50,685	328,299
	$193,162	$23,849	$16,548	$152,765	$165,843	$1,824,111
Gold
Minto	6,476	1,170	658	4,648	5,149	33,001
Total silver and gold interests	$199,638	$25,019	$17,206	$157,413	$170,992	$1,857,112
Corporate
General and administrative				$(7,564)
Other				(2,668)
Total corporate				$(10,232)	$(7,181)	$1,148,727
Consolidated	$199,638	$25,019	$17,206	$147,181	$163,811	$3,005,839

1)
Results for San Dimas include 375,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

2)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
3)
Comprised of the operating Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto and Aljustrel silver interests in addition to the non-operating Rosemont silver and gold interest and Loma de La Plata silver interest.

SILVER WHEATON 2013 FIRST QUARTER REPORT [66]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2013 (US Dollars - Unaudited)

Geographic Segments

The Company’s geographical segments, which are based on the location of the mining operations to which the silver or gold interests relate, are summarized in the tables below:

	Three Months Ended March 31, 2013
	Sales	Carrying Amount
(in thousands)		Silver Interests	Gold Interests
North America
Canada	$33,494	$147,437	$978,410
United States	3,657	38,680	-
Mexico	116,523	727,641	-
Europe
Greece	4,795	36,593	-
Portugal	6,277	31,530	-
Sweden	11,478	53,413	-
South America
Argentina / Chile 1	14,833	599,434	-
Brazil	1,153	-	1,330,022
Peru	13,551	268,831	-
Consolidated	$205,761	$1,903,559	$2,308,432

1)	Includes the Pascua-Lama project, which straddles the border of Chile and Argentina.

	Three Months Ended March 31, 2012
	Sales	Carrying Amount
(in thousands)		Silver Interests	Gold Interests
North America
Canada	$11,489	$52,915	$33,001
United States	5,425	40,120	-
Mexico	117,070	761,670	-
Europe
Greece	6,966	40,509	-
Portugal	4,660	33,070	-
Sweden	16,938	56,771	-
South America
Argentina / Chile 1	9,182	596,501	-
Peru	27,908	242,555	-
Consolidated	$199,638	$1,824,111	$33,001

1)	Includes the Pascua-Lama project, which straddles the border of Chile and Argentina.

SILVER WHEATON 2013 FIRST QUARTER REPORT [67]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2013 (US Dollars - Unaudited)

19.	Fair Value Measurements

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 7 – Financial Instruments: Disclosures (“IFRS 7”).

Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by IFRS 7, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	March 31, 2013
(in thousands)	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)
Trade receivables from provisional concentrate sales, net of fair value adjustment	$4,507	$-	$4,507	$-
Accrued liabilities from provisional concentrate sales related to fair value adjustment, net of trade receivable	(568)	-	(568)	-
Long-term investments - common shares held	93,299	93,299	-	-
Long-term investments - warrants held	1,364	-	1,364	-
	$98,602	$93,299	$5,303	$-

SILVER WHEATON 2013 FIRST QUARTER REPORT [68]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2013 (US Dollars - Unaudited)

	December 31, 2012
(in thousands)	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)
Trade receivables from provisional concentrate sales, net of fair value adjustment	$5,909	$-	$5,909	$-
Accrued liabilities from provisional concentrate sales related to fair value adjustment, net of trade receivable	(634)	-	(634)	-
Long-term investments - common shares held	118,683	118,683	-	-
Long-term investments - warrants held	2,694	-	2,694	-
	$126,652	$118,683	$7,969	$-

The Company’s trade receivables and accrued liabilities from provisional concentrate sales are valued based on forward prices of silver and gold until the date of final settlement (Note 4).  As such, these receivables are classified within Level 2 of the fair value hierarchy.

The Company’s long-term investments in common shares held are valued using quoted market prices in active markets and, as such, are classified within Level 1 of the fair value hierarchy. The fair value of the long-term investments in common shares held is calculated as the quoted market price of the common share multiplied by the quantity of shares held by the Company.

The fair value of the Company’s long-term investments in warrants held that do not have a quoted market price is determined using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility, estimated forfeiture rate and expected warrant life which are supported by observable current market conditions and as such are classified within Level 2 of the fair value hierarchy.  The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.

Cash and cash equivalents are reported at amortized cost.  Other accounts receivables and accounts payables and accrued liabilities are non-interest bearing and are stated at carrying values, which approximate fair values due to the short terms to maturity.  Where necessary, other receivables are reported net of allowances for uncollectable amounts.

The Company’s bank debt (Note 10) is reported at amortized cost using the effective interest method.  The carrying value of the bank debt approximates its fair value.

20.	Subsequent Events

Declaration of Dividend

On May 10, 2013, the Board of Directors declared a dividend in the amount of $0.12 per common share as the result of an amended dividend policy whereby the quarterly dividend will be equal to 20% of the average of the previous four quarters' operating cash flow, with a gradual implementation.  This dividend is payable to shareholders of record on May 23, 2013 and is expected to be distributed on or about May 31, 2013.

SILVER WHEATON 2013 FIRST QUARTER REPORT [69]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2013 (US Dollars - Unaudited)

Credit Facilities

Subsequent to March 31, 2013, the Company reduced the available capacity under the Bridge Facility by $410 million and repaid $500 million of outstanding debt under such facility with proceeds received from drawing on the Revolving Facility.

SILVER WHEATON 2013 FIRST QUARTER REPORT [70]

CORPORATE
INFORMATION

CANADA – HEAD OFFICE
Silver Wheaton Corp.
Park Place, Suite 3150
666 Burrard Street
Vancouver, BC V6C 2X8
Canada
T: 1 604 684 9648
F: 1 604 684 3123

CAYMAN ISLANDS OFFICE
Silver Wheaton (Caymans) Ltd.
Unit #5 - 201 Governors Square
23 Lime Tree Bay Avenue
P.O. Box 1791 George Town, Grand Cayman
Cayman Islands KY1-1109

STOCK EXCHANGE LISTING
Toronto Stock Exchange: SLW
New York Stock Exchange: SLW

DIRECTORS
Lawrence Bell
George Brack
John Brough
Peter Gillin
Douglas Holtby, Chairman
Eduardo Luna
Wade Nesmith
Randy Smallwood

OFFICERS
Randy Smallwood
President & Chief Executive Officer

Curt Bernardi
Senior Vice President,
Legal & Corporate Secretary

Gary Brown
Senior Vice President &
Chief Financial Officer

Haytham Hodaly
Senior Vice President,
Corporate Development

TRANSFER AGENT
CIBC Mellon Trust Company
1600 - 1066 West Hastings Street
Vancouver, BC V6E 3X1

Toll-free in Canada and the United States:
1 800 387 0825

Outside of Canada and the United States:
1 416 682 3860

E: inquiries@canstockta.com

AUDITORS
Deloitte LLP
Vancouver, BC

INVESTOR RELATIONS
Patrick Drouin
Vice President,
Investor Relations
T:      1 604 684 9648
TF:    1 800 380 8687
E:       info@silverwheaton.com

SILVER WHEATON CORP.
666 BURRARD STREET, SUITE 3150, VANCOUVER, BC V6C 2X8, CANADA
T: 1 604 684 9648    F: 1 604 684 3123 WWW.SILVERWHEATON.COM